DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DC
No Act
P.E. 1-22-07

March 21, 2007

RECD S.E.C.
MAR 2 9 2007
1086

Samuel A. Guess
Associate General Counsel and
Assistant Secretary
Wal-Mart Stores, Inc.
Legal Department
Corporate Offices
702 S.W. 8th Street
Bentonville, AR 72716-0215

Act: 1934
Section:
Rule: 14A-8
Public Availability: 3/21/2007

Re: Wal-Mart Stores, Inc.
Incoming letter dated January 22, 2007

Dear Mr. Guess:

This is in response to your letter dated January 22, 2007 concerning the shareholder proposal submitted to Wal-Mart by Hilda Kaplis and Sydney K. Kay, Ph.D. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

07050056

Sincerely,

David Lynn
Chief Counsel

Enclosures

cc: Hilda Kaplis
Sydney K. Kay, Ph.D.
5718 Harvest Hill Road
Dallas, TX 75230

PROCESSED
APR 0 6 2007
THOMSON
FINANCIAL

104169

WAL-MART®
LEGAL DEPARTMENT

CORPORATE DIVISION

CORPORATE OFFICES
702 S.W. 8TH Street
Bentonville, Arkansas 72716-0215
Telephone: (479) 273-4505
Facsimile: (479) 277-5991

Samuel A. Guess
Associate General Counsel
and Assistant Secretary

January 22, 2007

OVERNIGHT DELIVERY
VIA FEDERAL EXPRESS

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Notice of Intent to Omit from Proxy Materials Shareholder Proposal of Hilda Kaplis and Sydney Kay

Ladies and Gentlemen:

Wal-Mart Stores, Inc., a Delaware corporation ("Wal-Mart," or the "Company"), files this letter under Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to notify the Securities and Exchange Commission (the "Commission") of Wal-Mart's intention to exclude a shareholder proposal (the "Proposal") from the proxy materials relating to the solicitation of proxies in connection with Wal-Mart's 2007 Annual Shareholders Meeting (the "2007 Proxy Materials"). The Proposal was submitted by Hilda Kaplis and Sydney Kay (the "Proponents"). Wal-Mart asks that the staff of the Division of Corporation Finance of the Commission (the "Staff") not recommend to the Commission that any enforcement action be taken if Wal-Mart excludes the Proposal from its 2007 Proxy Materials for the reasons described below. A copy of the Proposal and related cover letter are attached to this letter as Exhibit A. In accordance with Rule 14a-8(j), six copies of this letter and its attachments are enclosed.

Wal-Mart intends to commence the printing of the 2007 Proxy Materials on or about April 12, 2007, so that it may begin mailing the 2007 Proxy Materials no later than April 16, 2007. Accordingly, we would appreciate the Staff's prompt advice with respect to this matter.

I. The Proposal

The Proposal requires that all director nominees be: (i) individual investors who are, and have been for the past three years, the sole owner of at least five million dollars ($5,000,000) of Wal-Mart stock; or (ii) individuals from mutual, pension or state treasury funds, foundations or brokerages holding or representing at least two million (2,000,000) voting shares of Wal-Mart stock.

II. Grounds for Exclusion

The Company seeks to omit the Proposal from its 2007 Proxy Materials on the grounds that the Proposal relates to an election for membership on the Company's board of directors in violation of Rules 14a-8(i)(8) and 14a-8(i)(9), and is an improper action for shareholders in violation of Rules 14a-8(i)(2) and 14a-8(i)(1).

A. The Proposal Relates to the Election of Directors and Will Conflict with a Proposal of the Company

Rule 14a-8(i)(8) provides that a company may exclude a shareholder proposal from its proxy materials if it "relates to an election for membership on the company's board of directors or analogous governing body." In interpreting Rule 14a-8(i)(8), the Commission has stated that "the principal purpose of this grounds for exclusion is to make clear, with respect to corporate elections, that Rule 14a-8 is not the proper means for conducting elections or effecting reforms in elections of that nature, since other proxy rules, including Rule 14a-11, are applicable thereto." *See* Release No. 34-12598 (July 7, 1976).

The Proposal seeks to impose the qualifications for directors described above (the "Qualifications") by means of the adoption of a resolution by the shareholders of the Company at the Company's 2007 Annual Shareholders Meeting (the "2007 Meeting"). The adoption of the Proposal would make the Qualifications effective immediately and as a result could have potentially immediate, very negative effects on the Company and the election of directors that will occur at the 2007 Meeting.

The effectiveness of the Qualifications would instantly raise numerous questions, such as: (i) whether any person elected as a director who did not meet the Qualifications at any time between the time that person was nominated for election as a director and that person's election will be entitled to serve as a director; (ii) whether any director serving immediately prior to the election of directors at the 2007 Meeting will continue as a director of the Company if that director's successor, elected at the 2007 Meeting, proves not to be qualified to serve as a director as a result of the adoption of the Proposal; and (iii) if persons elected at the 2007 Meeting are subsequently disqualified by the adoption of the Proposal at the 2007 Meeting, how will the Company go about filling the vacancies created by the disqualifications, as well as other potentially complex questions of Delaware corporate law.

It could be the case that the only nominees elected as directors in the 2007 Meeting who met the Qualifications were not directors who are independent as contemplated by applicable corporate governance laws and the rules of the New York Stock Exchange (the exchange on which the Company's common stock is listed for trading). In view of the limited number of vacancies that the remaining members of the Company's Board of Directors (the "Board") can fill by their vote, if vacancies in enough directorships were to occur as a result of any such disqualifications upon adoption of the Proposal, questions could arise concerning the Company's continuing compliance with the corporate governance laws and rules applicable to the Company until a subsequent special meeting of the shareholders could be held to elect other independent directors as necessary, for example to serve on the Company's audit committee. In view of these potential difficulties, as a defensive measure, the Company could be forced to nominate for election as directors at least that number of persons who meet the Qualifications so that, if those persons were elected, the Company would have sufficient independent directors to be certain of avoiding potential violations of applicable corporate governance laws and rules if the Proposal were adopted. As is clear, the Proposal creates direct and serious issues relating to the election of directors of the Company at the 2007 Meeting and might very well influence who the Company's nominees for election as directors will be. The Company submits that, as a result, the Proposal, in the words of Rule 14a-8(i)(8) "relates to an election for membership on the company's board of directors" and thus may be excluded from the 2007 Proxy Materials in reliance on Rule 14a-8(i)(8).

Additionally, if adopted, the Proposal would set forth criteria that could prevent the Company from considering otherwise qualified candidates who generally have not accumulated considerable wealth (including sizable blocks of the Company's stock), such as candidates in academic professions or former government employees. The Proposal's criteria are so narrowly drawn, and set so high a bar, that they impede the Company's ability to select its own nominees for the 2007 Meeting and would effectively prevent specific Company nominees from being elected. Although the Company has not yet determined its list of director nominees for the 2007 Meeting, if the Company were to nominate each of its existing directors for election at the 2007 Meeting, few of the current directors would be likely to meet the Qualifications, even though a number of those directors hold substantial amounts of the Company's shares.

The Proposal also states that "NO salaried employees shall qualify as Director Nominees since their presence on the Board *truly* corrupts and destroys its function as a *totally independent executive governance body*." The Proposal is clearly an attempt by the Proponents to campaign against and solicit the withholding of votes for the election of Mr. S. Robson Walton, who is currently a director and the Chairman of the Board of the Company, and Mr. H. Lee Scott, Jr., who is currently a director and the Company's President and Chief Executive Officer, and who are the only current directors of the Company who are salaried employees of the Company. Although this statement does not name Mr. Walton or Mr. Scott, it is easy to determine to which of the Company's directors this statement applies from publicly available information and would be apparent from the 2007 Proxy Materials if Mr. Walton and Mr. Scott are nominated for election as directors at the 2007 Meeting. This statement's effective solicitation of the withholding of votes from Mr. Walton or Mr. Scott makes the Proposal one relating to the election of members of the Board and thus excludable under Rule 14a-8(i)(8). *See* Honeywell Int.'l Inc., (publicly available Mar. 2, 2000); Nabors Industries Ltd., (publicly available Mar. 19, 2005).

In addition, the Proposal's statement quoted above impugns the character of Mr. Walton and Mr. Scott. This statement strongly suggests that, as directors of the Company, Mr. Walton and Mr. Scott would act in their own interests and not in the best interests of the Company and its shareholders and that their presence on the Board would "corrupt" the Board as a whole. This inflammatory statement implies that both Mr. Walton and Mr. Scott, if re-elected as directors, would breach their fiduciary duties to the Company and cause all of the remaining directors to breach their duties by putting the interests of the directors who are salaried employees of the Company ahead of the interests of the Company and its shareholders. The Staff has consistently granted relief as to the exclusion of proposals that, as is the case with the statement in the Proposal, contained statements impugning the character or qualifications of persons who may stand for election as a director at the meeting at which the proposal would be considered. *See, e.g.,* Eastman Kodak Company (available January 30, 2006) (granting relief where directors were accused of receiving outlandish remuneration); and Xerox Corporation (available March 9, 2001) (granting relief where incumbent directors were accused of serious breaches of trust). By calling into question the character of Mr. Walton and Mr. Scott, the Proposal makes itself one that relates to the election of members of the Board and excludable from the 2007 Proxy Materials under Rule 14a-8(i)(8).

Rule 14a-8(i)(9) provides that a company may exclude a proposal that "directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting." Although the Proposal may not appear to "directly" conflict with the proposal the Company anticipates making relating to the election of directors, the Commission indicated in footnote 27 in Release No. 34-40018 that by including the word "directly" in Rule 14a-8(i)(9) it did "not intend to imply that proposals must be identical in scope or focus for the exclusion to be available." If the Company, as it desires to do, nominates persons who meet the Company's current qualifications for directors but who do not necessarily meet the Qualifications, the Proposal will directly and seriously conflict with and interfere with the Company's proposal for the election at the 2007 Meeting of persons who meet the Company's existing qualifications for directors.

The Staff has consistently applied Rules 14a-8(i)(8) and 14a-8(i)(9) to grant no-action relief in situations where submitted proposals would require minimum share ownership for persons elected at the upcoming meeting of shareholders at which the proposal is to be presented. *See, e.g.,* The Adams Express Company (December 28, 2000) (granting relief where the minimum shareholding requirements "may disqualify certain nominees for director at the upcoming annual meeting of shareholders"); Competitive Technologies, Inc. (October 7, 1998); Storage Technology Corporation (February 26, 1997) (proposal imposing qualifications on all directors is excludable to extent it may disqualify some nominees for director at the company's upcoming annual meeting); Northern State Power Company (March 6, 1991); Pinnacle West Capital Corporation (March 19, 1990); and American Telephone & Telegraph Company (January 12, 1990).

For the several reasons discussed above, the Proposal is excludable from Wal-Mart's 2007 Proxy Materials under Rule 14a-8(i)(8) and Rule 14a-8(i)(9).

B. The Proposal Is Improper for Shareholder Action under State Law

1. The Proposal Requires an Amendment to the Certificate of Incorporation or the Bylaws

According to Rule 14a-8(i)(2) under the Exchange Act, a company is permitted to exclude a shareholder proposal if that proposal would, if implemented, cause the company to violate any state law to which it is subject.

Wal-Mart is a Delaware corporation and, as such, matters such as director qualifications are governed by the DGCL. Section 141(b) of the DGCL ("Section 141(b)") governs director qualifications for a Delaware corporation. That section provides that "[d]irectors need not be stockholders unless so required by the certificate of incorporation or the bylaws. The certificate of incorporation or bylaws may prescribe other qualifications for directors."

The Company's Restated Certificate of Incorporation, as amended to date (the "Certificate of Incorporation") and Bylaws, copies of which are attached hereto as Exhibits B and C, respectively, do not contain any provision regarding, or giving the Board authority to adopt, director qualifications. Consequently, director qualifications may be established only by amending the Certificate of Incorporation or the Bylaws. The Proposal does not require an amendment to either the Certificate of Incorporation or the Bylaws, but would impose these qualifications by adoption of a shareholder resolution. Thus, the implementation of required director qualifications as contemplated by the Proposal would cause Wal-Mart to violate Section 141(b).

The Proposal does not propose, request, recommend or even purport to effect any amendment to the Certificate of Incorporation or the Bylaws. Rather, it would put the Qualifications into effect by the adoption of the Proposal by a vote of the Company's shareholders. The Delaware legislature has deemed qualifications for directors so basic a matter of Delaware corporate governance that it saw fit to require that those qualifications be formalized by their inclusion as a provision in one of the corporation's two basic organizational documents, the amendment of which requires certain formal procedures to be followed. In this case, the Proponents would have the shareholders do an end run around the Delaware law and adopt the Qualifications by resolution, thereby ignoring the very clear requirements of Section 141(b). If the Qualifications were adopted by such an action, they would clearly violate the requirements of Section 141(b). The Staff has previously granted relief in similar circumstances in which a proposal sought to affect an election of directors in contravention of applicable corporate law. *See* TRW Inc. (available March 6, 2000) (in which the company was permitted to exclude a proposal seeking the election of the whole board each year even though the company's articles of incorporation provided for a classified board with terms of three years and the goal of the proposal would require an amendment of those articles).

2. The Proposal Is Phrased as Mandatory Action for the Company

A company may exclude a shareholder proposal from its proxy materials if it is "not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization" under Rule 14a-8(i)(1).

The note to Rule 14a-8(i)(1) states that "depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders." The Staff has explained that "[w]hen drafting a proposal, shareholders should consider whether the proposal, if approved by shareholders, would be binding on the company. In our experience, we have found that proposals that are binding on the company face a much greater likelihood of being improper under state law and, therefore, excludable under rule 14a-8(i)(1)." *See* Staff Legal Bulletin No. 14 (July 13, 2001); and Kmart Corp. (Mar. 27, 2000).

In this case, the Proposal is not stated as a recommendation or request; rather, it states that "all Director Nominees must" meet the specified shareowner requirements. Because shareholders do not have authority under the DGCL to unilaterally adopt a resolution to establish director qualifications (which must, as a matter of Section 141(b), be set forth in the Delaware corporation's certificate of incorporation or bylaws), the Proposal is excludable under Rule 14a-8(i)(1).

In accordance with Rule 14a-8(j), the Company has attached as Exhibit D hereto, the opinion letter of Potter Anderson and Corroon LLP, dated January 19, 2007, which supports the Company's position with respect to adopting director qualifications and that adoption of qualifications without amendment to either the Certificate of Incorporation or the Bylaws would violate the DGCL.

In view of all of the foregoing, the Company believes it may exclude the Proposal, in whatever form it was submitted, from the 2007 Proxy Materials in reliance on Rule 14a-8(i)(2) and Rule 14a-8(i)(1).

III. Conclusion

Based on the foregoing representations, Wal-Mart hereby requests that the Staff confirm that it will not recommend any enforcement action if Wal-Mart excludes the Proposal from the 2007 Proxy Materials, in whatever form it is submitted. Should you disagree with the conclusions set forth herein, we would appreciate the opportunity to confer with you prior to the issuance of the Staff's response. Moreover, Wal-Mart reserves the right to submit to the Staff additional bases upon which the Proposal may properly be excluded from the 2007 Proxy Materials.

By copy of this letter, the Proponents are being notified of Wal-Mart's intention to omit the Proposal from its 2007 Proxy Materials.

Please acknowledge receipt of this letter by date-stamping the accompanying acknowledgment copy and returning it to the undersigned in the self-addressed postage pre-paid envelope provided. Please call the undersigned at (479) 277-3302 or Jeffrey J. Gearhart, Vice

President and General Counsel, Corporate Division, at (479) 277-2345 if you require additional information or wish to discuss this submission further.

Thank you for your consideration.

Respectfully Submitted,

Samuel A. Guess

cc: Hilda Kaplis and Sydney Kay
5718 Harvest Hill Road
Dallas, Texas 75230-1253

Enclosures

Exhibit A

Hilda Kaplis
Sydney K. Kay, Ph.D.
5718 Harvest Hill Road **Dallas, TX 75230-1253**
972 458-2545

Jeffery J. Gearhart, Vice President & General Counsel **28 November 2006**
Corporate Division and Assistant Secretary
WAL-MART Inc.
702 Southwest 8th Street
Bentonville, Arkansas 72716-0215

Dear Mr. Gearhart:

I would like the following Proposal, "Qualifications for Director Nominees", included in the proxy Statement for the 2007 Annual Meeting of Stockholders.

I have held shares in WAL-MART since October 25, 2005, so I believe that I have continuously owned at least $2,000 in market value of Wal-Mart's common stock that would be entitled to be voted on my proposal for at least one year by the date I submitted the proposal. I intend to continue ownership of the shares through the date of the 2007 Annual Meeting....and beyond.

I believe that your records will verify and substantiate what I have written.

Sincerely,

Hilda Kaplis / Sydney K Kay
Hilda Kaplis

QUALIFICATIONS FOR DIRECTOR NOMINEES

WHEREAS Most Director Nominees come from businesses totally unrelated to the corporation to which they have been nominated to serve on its independent executive governance Board;

WHEREAS It is known, throughout the financial industry, that Presidents-CEOs, with the power vested in one person, can, and have, nominated or appointed their own Boards of Directors. John Kenneth Galbraith, the renown economist, said, "Senior Executives in the great corporations of this country set their own salaries....and stock option deals.... subject to the approval of the Board of Directors *that they have appointed.* Not surprisingly, the Directors go along". (*The Dallas Morning News*, 1-16-2000, p. 1/10J)

WHEREAS Most corporate Directors in the United States are, largely, made up of present or past Chairmen, CEOs or Presidents of other corporations who, back home, have or had the power to nominate *their own* Boards of Directors;

WHEREAS Directors, nominated in such a fashion, have been called "Puppets" by the author of this Proposal; "Flunkies" by David Broder of *The Washington Post*, and "Rubber-stampers" by Steve Hamm of *BusinessWeek* magazine;

WHEREAS Sir J.E.E. Dalberg said, "Power tends to corrupt and absolute power corrupts absolutely";

WHEREAS *ALL* the non-employee Directors, *COMBINED*, often do not own enough shares in the corporations to which they have been nominated to have genuine feelings of fiduciary responsibility to its shareholders. Their allegiance tends to be directed toward the Chairmen-CEOs-Presidents who nominated them, as revealed in the enormously distorted Compensation Packages awarded to Principal Executives *that are often totally unrelated to Performance* year after year after year.

WHEREAS NO salaried employees shall qualify as Director Nominees since their presence on the Board *truly* corrupts and destroys its function as a *totally independent executive governance body;*

WHEREAS To have a *totally* and *truly* independent executive governance Board, the Director nominees must come from sources over which Chairmen-Presidents-CEOs, and other Principal Executives in the corporation, have no control;

THEREFORE, be it RESOLVED That all Director Nominees must be:

1. Individual Investors who shall, *for at least the past three (3) years*, have been, and *currently are*, the sole owner of *at least five million dollars* ($5,000,000) of the corporation's shares, and/or
2. Individuals from Mutual, Pension, State Treasury Funds, Foundations or Brokerages holding or representing *at least two million* (2,000,000) *voting shares* in the corporation to which they seek to be nominated.

Exhibit B

Delaware

The First State

I, HARRIET SMITH WINDSOR, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "WAL-MART, INC.", FILED IN THIS OFFICE ON THE THIRTY-FIRST DAY OF OCTOBER, A.D. 1969, AT 10 O'CLOCK A.M.

Harriet Smith Windsor

Harriet Smith Windsor, Secretary of State

0732109 8100

070022497

AUTHENTICATION: 5337733

DATE: 01-08-07

State of Delaware

Office of the Secretary of State

I, EDWARD J. FREEL, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "WAL-MART STORES, INC.", FILED IN THIS OFFICE ON THE TWENTY-SEVENTH DAY OF JULY, A.D. 1999, AT 9 O'CLOCK A.M.

Edward J. Freel, Secretary of State

0732109 8100

991445340

AUTHENTICATION: 0037807

DATE: 10-21-99

STATE OF DELAWARE
SECRETARY OF STATE
DIVISION OF CORPORATIONS
FILED 09:00 AM 07/27/1999
991311069 – 0732109

CERTIFICATE OF AMENDMENT

OF

RESTATED CERTIFICATE OF INCORPORATION

* * * * *

WAL-MART STORES, INC., a corporation organized and existing under and by virtue of the General Corporation law of the State of Delaware, DOES HEREBY CERTIFY:

FIRST: That at a meeting of the Board of Directors of WAL-MART STORES, INC. resolutions were duly adopted setting forth a proposed amendment to the Restated Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Restated Certificate of Incorporation of this corporation be amended by changing the first paragraph of article Fourth thereof so that, as amended, said paragraph shall be and read as follows:

> "FOURTH: The total number of shares of all classes of stock which the Corporation shall have the authority to issue is Eleven Billion, One Hundred Million (11,100,000,000) shares, of which Eleven Billion (11,000,000,000) shares shall be classified as Common Stock, of the par value of 10¢ per share (herein called "Common Stock"), and of which One Hundred Million (100,000,000) shares shall be classified as Preferred Stock of the par value of 10¢ per share (herein called "Preferred Stock")."

SECOND: That thereafter, pursuant to resolution of its Board of Directors, the annual meeting of the stockholders of said corporation was duly called and held, upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

005249.00038:0452002.01

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said WAL-MART STORES, INC. has caused this certificate to be signed by Martin G. Gilbert, its Vice President and attested by Allison D. Garrett, its Assistant Secretary, this 27th day of July, 1999.

By: /s/ Martin G. Gilbert
Martin G. Gilbert, Vice President

Attest:

By: /s/ Allison D. Garrett
Allison D. Garrett, Assistant Secretary

CERTIFICATE OF AMENDMENT

OF

RESTATED CERTIFICATE OF INCORPORATION

* * * * *

WAL-MART STORES, INC., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, DOES HEREBY CERTIFY:

FIRST: That at a meeting of the Board of Directors of WAL-MART STORES, INC. resolutions were duly adopted setting forth a proposed amendment to the Restated Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Restated Certificate of Incorporation of this corporation be amended by changing the first paragraph of article Fourth thereof so that, as amended, said paragraph shall be and read as follows:

> "FOURTH: The total number of shares of all classes of stock which the Corporation shall have authority to issue is Five Billion, Six Hundred Million (5,600,000,000) shares, of which Five Billion, Five Hundred Million (5,500,000,000) shares shall be classified as Common Stock, of the par value of 10¢ per share (herein called "Common Stock"), and of which One Hundred Million (100,000,000) shares shall be classified as Preferred Stock of the par value of 10¢ per share (herein called "Preferred Stock")."

SECOND: That thereafter, pursuant to resolution of its Board of Directors, the annual meeting of the stockholders of said corporation was duly called and held, upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said WAL-MART STORES, INC. has caused this certificate to be signed by Robert K. Rhoads, its Vice President and attested by J. Scott Melton, its Assistant Secretary, this 19th day of August, 1991.

By [signature]
Robert K. Rhoads,
Vice President

Attest:

By [signature]
J. Scott Melton
Assistant Secretary

State of Delaware

Office of Secretary of State

I, MICHAEL HARKINS, SECRETARY OF STATE OF THE STATE OF DELAWARE DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF WAL-MART STORES, INC. FILED IN THIS OFFICE ON THE TWENTY-SIXTH DAY OF AUGUST, A.D. 1991, AT 2 O'CLOCK P.M.

* * * * * * * * * *

Michael Harkins, Secretary of State

AUTHENTICATION: *3154908

DATE: 08/27/1991

731239001

State of Delaware

Office of the Secretary of State

I, EDWARD J. FREEL, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "WAL-MART STORES, INC.", FILED IN THIS OFFICE ON THE TWENTY-SIXTH DAY OF OCTOBER, A.D. 1988, AT 10 O'CLOCK A.M.

Edward J. Freel, Secretary of State

0732109 8100

971245343

AUTHENTICATION: 8572492

DATE: 07-23-97

RESTATED CERTIFICATE OF INCORPORATION

OF

WAL-MART STORES, INC.

WAL-MART STORES, INC., a corporation organized and existing under the laws of the State of Delaware, hereby certifies as follows:

1. The name of the corporation is:

WAL-MART STORES, INC.

The date of filing its original Certificate of Incorporation with the Secretary of State was October 31, 1969.

2. This Restated Certificate of Incorporation only restates and integrates and does not further amend the provisions of the Certificate of Incorporation of this corporation as heretofore amended or supplemented and there is no discrepancy between those provisions and the provisions of this Restated Certificate of Incorporation.

3. The text of the Certificate of Incorporation as amended or supplemented heretofore is hereby restated without further amendments or changes to read as herein set forth in full:

FIRST: The name of the Corporation is

WAL-MART STORES, INC.

SECOND: Its registered office in the State of Delaware is located at Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle. The name and address of its registered agent is The Corporation Trust Company,

Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware.

THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

FOURTH: The total number of shares of all classes of stock which the Corporation shall have authority to issue is One Billion, Four Hundred Million (1,400,000,000) shares, of which One Billion, Three Hundred Million (1,300,000,000) shares shall be classified as Common Stock, of the par value of 10¢ per share (herein called "Common Stock"), and of which One Hundred Million (100,000,000) shares shall be classified as Preferred Stock of the par value of 10¢ per share (herein called "Preferred Stock").

The designations, preferences, limitations and relative rights of the shares of Preferred Stock and of Common Stock are as follows:

1. Preferred Stock. The Preferred Stock may be issued in such one or more series as shall from time to time be created and authorized to be issued by the Board of Directors as hereafter provided.

The Board of Directors is hereby expressly authorized, by resolution or resolutions from time to time adopted providing for the issuance of Preferred Stock, to fix and state the designations, powers, preferences and relative, participating, optional and other special rights of the shares of each series of

Preferred Stock, and the qualifications, limitations and restrictions thereof, including (but without limiting the generality of the foregoing) any of the following with respect to which the Board of Directors shall determine to make affirmative provisions:

a) the distinctive name and serial designations;

b) the annual dividend rate or rates and the dividend payment dates;

c) whether dividends are to be cumulative or non-cumulative and the participating or other special rights, if any, with respect to the payment of dividends;

d) whether any series shall be subject to redemption and, if so, the manner of redemption and the redemption price or prices;

e) the amount or amounts of preferential or other payment to which any series is entitled over any other series or over the the Common Stock on voluntary or involuntary liquidation, dissolution or winding up;

f) any sinking fund or other retirement provisions and the extent to which the charges therefor are to have priority over the payment of dividends on or the making of sinking fund or other like retirement provisions for shares of any other series or over dividends on the Common Stock;

g) any conversion, exchange, purchase or other privileges to acquire shares of any other series or of the Common Stock;

h) the number of shares of such series;

i) the voting rights, if any, of such series;

j) the stated value, if any, for such series, the consideration for which shares of such series may be issued and the amount of such consideration which shall be credited to the capital account.

Each share of such series of Preferred Stock shall have the same relative rights and be identical in all respects with all the other shares of the same series.

Before the Corporation shall issue any shares of Preferred Stock of any series authorized as hereinbefore provided, a certificate setting forth a copy of the resolution or resolutions with respect to such series adopted by the Board of Directors of the Corporation pursuant to the foregoing authority vested in said Board shall be made, filed and recorded in accordance with the then applicable requirements, if any, of the laws of the State of Delaware, or, if no certificate is then so required, such certificate shall be signed and acknowledged on behalf of the Corporation by its President or a Vice President and its corporate seal shall be affixed thereto and attested by its Secretary or an Assistant Secretary and such certificate shall be filed and kept on file at the principal office of the Corporation in the State of Delaware and in such other place or places as the Board of Directors shall designate.

Shares of any series of Preferred Stock which shall be issued and thereafter acquired by the Corporation through purchase, redemption, conversion or otherwise, may by resolution or resolutions of the Board of Directors be returned to the status of authorized but unissued Preferred Stock of the same series. Unless otherwise provided in the resolution or resolutions of the Board of Directors providing for the issue thereof, the number of authorized shares of stock of any such series may be increased or decreased (but not below the number of shares thereof then outstanding) by resolution or resolutions of the Board of Directors and the filing of a certificate complying with the foregoing requirements. In case the number of shares of any such series of Preferred Stock shall be decreased, the shares representing such decrease shall, unless otherwise provided in the resolution or resolutions of the Board of Directors providing for the issuance thereof, resume the status of authorized but unissued Preferred Stock, undesignated as to series.

2. Common Stock. The Common Stock shall have no special rights or limitations.

3. In connection with the merger of KUHNCO, INC. ("Kuhnco"), a wholly-owned subsidiary of WAL-MART STORES, INC. ("Wal-Mart") into KUHN'S-BIG K STORES CORP. ("Kuhn") a series of Preferred Stock is established to which the following provisions shall be applicable:

SECTION 1. Designation of Series. The series shall be designated Series A 8% Cumulative Convertible Preferred Stock, par value $.10 per share with a stated value of $25.00 per share (herein called "Series A Preferred Stock").

SECTION 2. Numbers of Shares. The number of shares of Series A Preferred Stock to be issued is up to 532,759.

SECTION 3. Dividend Rate. The dividend rate for Series A Preferred stock is $2.00 per share per annum; provided, however, that dividends may be declared and paid only out of retained earnings of Wal-Mart, and provided, further, that the dividend payable on the first dividend payment date subsequent to the effective date of the merger of Kuhnco into Kuhn shall be that proportion of the $.50 per share regular quarterly dividend equal to that portion of Wal-Mart's fiscal quarter ended next preceding such dividend payment date which occurs subsequent to the effective date of the merger of Kuhnco into Kuhn. Dividends on the Series A Preferred Stock shall be preferential and cumulative, so that so long as any Series A Preferred Stock shall be outstanding Wal-Mart will not declare or pay, or set apart for payment, any dividends (other than dividends payable in shares of any class or classes of stock of Wal-Mart ranking junior to the Series A Preferred Stock), and will not redeem, purchase or otherwise acquire, directly or indirectly, whether voluntarily, for a sinking fund, or otherwise, any shares of any class or classes of stock of Wal-Mart ranking junior to the Series A Preferred Stock if at the time of making such declaration, payment, setting apart, distribution, redemption, purchase or acquisition, full cumulative dividends upon all outstanding shares of Series A Preferred Stock shall not have been paid or declared and set apart for payment for all past quarterly dividend periods, provided that notwithstanding the foregoing Wal-Mart may at any time redeem, purchase or otherwise acquire shares of stock of any such junior class in exchange for, or out of the net cash proceeds from the concurrent sale of, other shares of stock of any such junior class.

SECTION 4. Dividend Payment Dates. The dates at which dividends on the Series A Preferred Stock shall be payable are May 15, August 15, November 15 and February 15 of each year.

SECTION 5. Redemption.

(a) The Series A Preferred Stock shall not be redeemable by Wal-Mart prior to October 1, 1986. Thereafter, the Series A Preferred Stock shall be redeemable by Wal-Mart, at its option, in whole or in part (if in part, the shares to be redeemed shall be selected by lot) and the redemption price for the Series A Preferred Stock shall be $27.50 per share plus accrued and unpaid dividends; provided, however, that until September 1, 1991, no redemption shall be permitted other than pursuant to paragraph (b) below or the last sentence of this paragraph (a), unless for any period of ten (10) consecutive trading days within the thirty (30) days preceding the date notice of redemption shall be given pursuant to paragraph (c) below the average of the last reported sales prices for the Common Stock (as defined in Section 8 below) on the New York Stock Exchange shall be equal to at least 125% of the amount of the conversion price for the Common Stock as then in effect under Section 8 below. Notwithstanding the foregoing, if Wal-Mart should be a party to any consolidation or merger whereby the outstanding shares of Common Stock are to be exchanged for or converted into cash or other securities of an issuer unrelated or unaffiliated with Wal-Mart, Wal-Mart may, at its option exercisable not later than 30 days prior to the effective date of any such consolidation or merger, redeem any or all of the outstanding shares of the Series A Preferred Stock effective as of the later of October 1, 1986 or the effective date of any such consolidation or merger at a price of $27.50 per share plus accrued and unpaid dividends.

(b) At December 31 of each year set forth in the table below, Wal-Mart shall redeem from each holder of shares of Series A Preferred Stock the respective number of shares owned by each holder at the record date for such redemption set forth in the table below, at $27.50 per share, plus all dividends accrued and unpaid on such Series A Preferred Stock up to the date fixed, upon giving the notice hereinafter provided:

Year	Percent of Shares of Series A Preferred Stock Owned By Each Holder on Record Date
1986..	20.0%
1987..	25.0%
1988..	33.3%
1989..	50.0%
1990..	100.0%

During the continuance of a default by Wal-Mart (because of lack of funds legally available or for any other reason) in making any redemption required under this paragraph 5 (b), no sum shall be set aside for or applied to the purchase or redemption (pursuant to any applicable sinking fund or redemption provisions or otherwise) of any shares of any class or series of stock ranking as to dividends or assets on a parity with or junior to Series A Preferred Stock and no dividend shall be declared or paid or any other distribution ordered or made upon any shares of any class or series of stock ranking as to dividends junior to Series A Preferred Stock.

(c) Not less than 30 nor more than 60 days prior to the date fixed for redemption of the Series A Preferred Stock or any part thereof, notice specifying the time and place thereof shall be given by mail to the holders of record of the shares of Series A Preferred Stock selected for redemption at their respective addresses as the same shall appear on the stock books of Wal-Mart and by publication in at least one daily newspaper of general circulation in Nashville, Tennessee and one such newspaper in New York, New York, once each week for three consecutive weeks. The failure to give such notice or any defect therein or in the mailing or publication thereof shall not affect the validity of the proceedings for redemption. Any notice which was mailed in the manner herein provided shall be conclusively presumed to have been duly given whether or not the holder receives the notice. Upon such redemption date, or upon such earlier date as the Board of Directors shall designate for payment of the redemption price (unless Wal-Mart shall default in the payment of the redemption price as set forth in such notice), the holders of shares of Series A Preferred Stock shall have no interest in or claim against Wal-Mart by virtue of the shares to be so redeemed and shall have no voting or other rights with respect to such shares except the right to convert such shares within the time hereinafter set forth and except the right to receive the moneys payable upon such redemption from Wal-Mart or otherwise, without interest thereon, upon surrender (and endorsement, if required by Wal-Mart) of the certificates, and the shares represented thereby shall no longer be deemed to be outstanding. Upon redemption or conversion of Series A Preferred Stock in the manner set out herein, or upon purchase of the Series A Preferred Stock by Wal-Mart, Series A Preferred Stock so acquired by Wal-Mart shall be cancelled and shall not be reissued. Except where Series A Preferred Stock must be converted before the effective date of a consolidation or merger as provided in Section 8(a), after giving any notice of redemption and prior to the close of business on the tenth day prior to the redemption date, as hereinafter provided, the holders of the shares of Series A Preferred Stock so called for redemption may convert such shares into shares of the Common Stock of Wal-Mart, in accordance with the conversion privileges set forth in Section 8 hereof.

(d) No fractional shares of the Series A Preferred Stock shall be redeemed. In the event the number of shares to be redeemed from any holder thereof includes a fractional share, the number of shares to be redeemed from said holder shall be rounded to the nearest whole number.

(e) Redemption of the Series A Preferred Stock shall be made only out of Retained Earnings of Wal-Mart.

SECTION 6. Voting Rights.

(a) At every meeting of stockholders of Wal-Mart, every holder of Series A Preferred Stock shall be entitled to one vote for each share of Series A Preferred Stock standing in his name on the books of Wal-Mart, with the same and identical voting rights, except as expressly provided herein, as a holder of a share of Wal-Mart Common Stock. The Series A Preferred Stock and any other stock having voting rights shall vote together as one class, except as provided by law and in Paragraphs (b) and (c) hereof.

(b) If and whenever accrued dividends on the Series A Preferred Stock shall not have been paid or declared and a sum sufficient for the payment thereof set aside, in an amount equal to six quarter-annual dividends on any shares of Series A Preferred Stock at the time outstanding, then and in such event, the holders of the Series A Preferred Stock, voting separately as a class, shall be entitled, at any annual meeting of the stockholders or special meeting held in place thereof, or at a special meeting of the holders of the Series A Preferred Stock called as hereinafter provided, to elect two directors. Such right of the holders of Series A Preferred Stock to elect two directors may be exercised until dividends in default on the Series A Preferred Stock shall have been paid in full or funds sufficient therefor set aside, and when so paid or provided for, then the right of the holders of the Series A Preferred Stock to elect such directors shall cease, but subject always to the same provisions for the vesting of such voting rights in the case of any such future dividend default or defaults. At any time after such voting power shall have so vested in the holders of the Series A Preferred Stock, the Secretary of Wal-Mart may, and upon the written request of the holders of record of 25% or more in amount of the Series A Preferred Stock then outstanding, addressed to him at the principal office of Wal-Mart in the State of Arkansas, shall call a special meeting of the holders of the Series A Preferred Stock for the election of the directors to be elected by them as herein provided, to be held within 40 days after delivery of such request and at the place and upon the notice provided by law and in the By-laws for the holding of meetings of stockholders; provided, however, that the Secretary shall not be required to call such special meeting in the case of any such request received less than 90 days before the date fixed for the next ensuing annual meeting of stockholders. No such special meeting and no adjournment thereof shall be held on a date less than 30 days before the annual meeting of the stockholders or special meeting held in place thereof next succeeding the time when the holders of the Series A Preferred Stock become entitled to elect a director as above provided. If at any such annual or special meeting or any adjournment thereof the holders of at least a majority of the Series A Preferred Stock then outstanding shall be present or represented by proxy, then by vote of the holders of at least a majority of the Series A Preferred Stock present or so represented at such meeting, the then authorized number of directors of Wal-Mart shall be increased by two, and the holders of the Series A Preferred Stock shall be entitled to elect the two additional directors so provided for. The directors so elected shall serve until the next annual meeting or until their successors shall be elected and shall qualify; provided, however, that whenever the holders of the Series A Preferred Stock shall be divested of voting power as above provided, the term of office of the persons elected as directors by the holders of the Series A Preferred Stock as a class shall forthwith terminate, and the number of the Board of Directors shall be reduced accordingly. If, during any interval between any special meeting of the holders of Series A Preferred Stock for the election of a director to be elected by them as provided above and the next ensuing annual meeting of stockholders, or between annual meetings of stockholders for the election of directors, and while the holders of the Series A Preferred Stock shall be entitled to elect two directors the office of either of the directors who have been elected by the holders of the Series A Preferred Stock shall, by reason of resignation, death or removal, be vacant, (1) the vacancy shall be filled by a majority vote of the remaining directors then in office, although less than a quorum, and (2) if not so filled within 40 days after the creation thereof, the Secretary of Wal-Mart shall call a special meeting of the holders of the Series A Preferred Stock and such vacancy shall be filled at such special meeting. Any director elected to fill any such vacancy by the remaining directors then in office may be removed from office by vote of the holders of a majority of the shares of the Series A Preferred Stock. A special meeting of the holders of the Series A Preferred Stock may be called by a majority vote of the Board of Directors for the purpose of removing such director. The Secretary of Wal-Mart shall, in any event, within ten days after delivery to Wal-Mart at its principal office in the State of Arkansas of a request to such effect signed by the holders of at least 25% of the outstanding shares of the Series A Preferred Stock, call a special meeting for such purpose to be held within 40 days after delivery of such request, provided, however, that the Secretary shall not be required to call such a special meeting in the case of any such request received less than 90 days before the date fixed for the next ensuing annual meeting of stockholders.

(c) The consent of holders of more than two-thirds of the outstanding shares of Series A Preferred Stock is required to amend the certificate of incorporation of Wal-Mart to (i) create or authorize any class of stock ranking prior or superior to the Series A Preferred Stock as to assets or dividends, or any class of securities convertible into any such a class of stock, or (ii) change the terms of the Series A Preferred Stock in any manner prejudicial to the holders thereof; provided, however, that no separate consent of the holders of the Series A Preferred Stock shall be required to amend the certificate of incorporation to create or authorize any class of stock ranking on a parity with the Series A Preferred Stock as to assets or dividends, or as to any class of securities convertible into any such class of stock if such stock or other securities are issued for new consideration and not as a dividend or other distribution to the stockholders of Wal-Mart.

SECTION 7. Liquidation Rights. The amount payable on Series A Preferred Stock in the event of any liquidation, dissolution or winding up of the affairs of Wal-Mart shall be $27.50 per share plus accrued and unpaid dividends, which amount shall be paid and distributed before any distribution may be made with respect to the outstanding shares of Wal-Mart Common Stock or any other class of shares of Wal-Mart ranking junior to the Series A Preferred Stock with respect to payment of dividends or distributions upon dissolution and winding up of Wal-Mart.

SECTION 8. Conversion Right.

(a) Subject to and upon compliance with the provisions of this Section 8 and except as provided in the last sentence of this paragraph (a), the Series A Preferred Stock may at the option of the holder at any time, or in the case of shares called for redemption until and including the tenth day prior to the date fixed for redemption (but not thereafter if payment of the redemption price has been duly provided for by the date fixed for redemption), be converted into shares of the Common Stock, par value $.10 per share, of Wal-Mart ("Common Stock") (as such shares shall be constituted at the conversion date) at the conversion price in effect at the conversion date. Notwithstanding the provisions of this paragraph (a) and Section 5(c), if Wal-Mart shall be a party to any consolidation or merger whereby the outstanding shares of Common Stock are to be exchanged for or converted into cash or other securities of an issuer unrelated or unaffiliated with Wal-Mart and Wal-Mart exercises its option to redeem the Series A Preferred Stock pursuant to the last sentence of Section 5(a), the Series A Preferred Stock may not be converted after the effective date of any such consolidation or merger.

(b) The holder of each share of Series A Preferred Stock may exercise the conversion privilege in respect thereof by delivering to any transfer agent of the Series A Preferred Stock (i) the shares to be converted, (ii) written notice that the holder elects to convert such shares and stating the name or names (with address) in which the stock certificate for Common Stock is to be issued. Conversion shall be deemed to have been effected on the date when such delivery is made, and such date is referred to in this Section as the "conversion date." On the conversion date or as promptly thereafter as practicable, Wal-Mart shall issue and deliver to the holder of the Series A Preferred Stock surrendered for conversion, or on his written order, a certificate for the number of full shares of Common Stock issuable upon the conversion of such Series A Preferred Stock and a check or cash in respect of any fraction of a share as provided in subparagraph (c) of this Section 8. The person in whose name the stock certificate is to be issued shall be deemed to have become a holder of Common Stock of record on the conversion date. No adjustment shall be made for any dividends on such shares of Series A Preferred Stock or for dividends on the shares of Common Stock issued on conversion.

(c) Wal-Mart shall not be required to issue fractional shares of Common Stock upon conversion of Series A Preferred Stock. The number of full shares of Common Stock issuable upon conversion of the shares of Series A Preferred Stock surrendered therefor shall be computed on the basis of the aggregate number of shares so surrendered. If any fractional interest in a share of Common Stock would be deliverable upon the conversion of any Series A Preferred Stock, Wal-Mart shall in lieu of delivering the fractional share therefor make an adjustment therefor in cash at the current market value thereof, computed on the basis of the last reported sale price of the shares of Common Stock on the New York Stock Exchange on the last business day before the conversion date or, if there was no reported sale on that day, on the basis of the mean of the closing bid and asked quotations on that Exchange on that day, or if the Common Stock is not then listed on that Exchange, on the basis of the mean of the closing bid and asked quotations in the over-the-counter market on that day as reported by NASDAQ, or any similar reporting service.

(d) Unless and until an adjusted conversion price of the Common Stock is required to be computed as hereinafter provided, the conversion price for such Common Stock shall be $45.60 per share, provided, however, that in the event that the average of the last reported sales prices for trades of shares of Wal-Mart Common Stock on the New York Stock Exchange for the five trading days immediately preceding the effective date of the Merger of Kuhnco into Kuhn (the "Five-Day Average Price") is less than $36.50 per share, the conversion price shall be equal to 125% of the Five-Day Average Price; provided, further that in the event that the Five-Day Average Price is greater than $39.50 per share, the conversion price shall be equal to 120% of the Five-Day Average Price. The number of shares of Common Stock issuable upon conversion of one share of Series A Preferred Stock shall be determined by dividing $25.00 by the conversion price then in effect.

(e) In case Wal-Mart shall pay or make a dividend or other distribution on any class of its capital stock in Common Stock, the conversion price in effect at the opening of business on the day following the date fixed for the determination of stockholders entitled to receive such dividend or other distribution shall be reduced by multiplying such conversion price by a fraction of which the numerator shall be the number of shares of Common Stock outstanding at the close of business on the date fixed for such determination and the denominator shall be the sum of such number of shares and the total number of shares constituting such dividend or other distribution, such reduction to become effective immediately after the opening of business on the day following the date fixed for such determination. For the purposes of this paragraph (e), the number of shares of Common Stock at any time outstanding shall not include shares held in the treasury of Wal-Mart but shall include shares issuable in respect of scrip certificates issued in lieu of fractions of shares of Common Stock. Wal-Mart will not pay any dividend or make any distribution on shares of Common Stock held in the treasury of Wal-Mart.

(f) In case Wal-Mart shall issue rights or warrants (other than employee stock options granted under any of Wal-Mart's employee stock option plans) to all holders of its Common Stock entitling them to subscribe for or purchase shares of Common Stock at a price per share less than the current market price per share (determined as provided in paragraph (j) below) of the Common Stock on the date fixed for the determination of stockholders entitled to receive such rights or warrants, the conversion price in effect at the opening of business on the day following the date fixed for such determination shall be reduced by multiplying such conversion price by a fraction of which the numerator shall be the number of shares of Common Stock outstanding at the close of business on the date fixed for such determination plus the number of shares of Common Stock which the aggregate of the offering price of the total number of shares of Common Stock so offered for subscription or purchase would purchase at such current market price and the denominator shall be the number of shares of Common Stock outstanding at the close of business on the date fixed for such determination plus the number of shares of Common Stock so offered for subscription or purchase, such reduction to become effective immediately after the opening of business on the day following the date fixed for such determination. For the purposes of this paragraph (f) the number of shares of Common Stock at any time outstanding shall not include shares held in the treasury of Wal-Mart but shall include shares issuable in respect of scrip certificates issued in lieu of fractions of Common Stock. Wal-Mart will not issue any rights or warrants in respect of shares of Common Stock held in the treasury of Wal-Mart.

(g) In case outstanding shares of Common Stock shall be subdivided into a greater number of shares of Common Stock, the conversion price in effect at the opening of business on the day following the day upon which such subdivision becomes effective shall be proportionately reduced, and, conversely, in case outstanding shares of Common Stock shall each be combined into a smaller number of shares of Common Stock, the conversion price in effect at the opening of business on the day following the day upon which such combination becomes effective shall be proportionately increased, such reduction or increase, as the case may be, to become effective immediately after the opening of business on the day following the day upon which such subdivision or combination becomes effective.

(h) In case Wal-Mart shall, by dividend or otherwise, distribute to all holders of its Common Stock evidences of its indebtedness or assets (including securities, but excluding any rights or warrants referred to in paragraph (f) above, any dividend or distribution paid in cash out of the retained earnings of Wal-Mart and any dividend or distribution referred to in paragraph (e) above), the conversion price shall be adjusted so that the same shall equal the price determined by multiplying the conversion price in effect immediately prior to the close of business on the date fixed for the determination of stockholders entitled to receive such distribution by a fraction of which the numerator shall be the current market price per share (determined as provided in paragraph (j) below) of the Common Stock on the date fixed for such determination less the then fair market value (as determined by the Board of Directors, whose determination shall be conclusive) of the portion of the assets or evidences of indebtedness so distributed applicable to one share of Common Stock and the denominator shall be such current market price per share of the Common Stock, such adjustment to become effective immediately prior to the opening of business on the day following the date fixed for the determination of stockholders entitled to receive such distribution.

(i) The reclassification (including any reclassification upon a consolidation or merger in which Wal-Mart is the surviving corporation) of Common Stock into securities other than

Common Stock shall be deemed to involve (a) a distribution of such securities other than Common Stock to all holders of Common Stock (and the effective date of such reclassification shall be deemed to be "the date fixed for the determination of stockholders entitled to receive such distribution" and "the date fixed for such determination" within the meaning of paragraph (h) above), and (b) a subdivision or combination, as the case may be, of the number of shares of Common Stock outstanding immediately prior to such reclassification into the number of shares of Common Stock outstanding immediately thereafter (and the effective date of such reclassification shall be deemed to be "the day upon which such subdivision becomes effective" or "the day upon which such combination becomes effective," as the case may be, and "the day upon which such subdivision or combination becomes effective" within the meaning of paragraph (g) above).

(j) For the purpose of any computation under paragraphs (f) and (h) above, the current market price per share of Common Stock on any date shall be deemed to be the average of the daily closing prices for the 30 consecutive business days selected by Wal-Mart commencing not more than 45 business days before the day in question. The closing price for each day shall be the last reported sales price regular way or, in case no such reported sale takes place on such day, the average of the reported closing bid and asked prices regular way, in either case on the New York Stock Exchange, or, if the Common Stock is not listed or admitted to trading on such Exchange, on the principal national securities exchange on which the Common Stock is listed or admitted to trading or, if not listed or admitted to trading on any national securities exchange, the average of the closing bid and asked quotations in the over-the-counter market, as reported by NASDAQ, or any similar reporting service. For the purposes of this paragraph (j), the term "business day" shall mean each Monday, Tuesday, Wednesday, Thursday and Friday, other than any day on which securities are not traded on such exchange or in such market.

(k) Wal-Mart may make such reductions in the conversion price, in addition to those required by paragraphs (e), (f), (g) and (h) above, as it considers to be advisable in order that any event treated for Federal income tax purposes as a dividend of stock or stock rights shall not be taxable to the recipients.

(l) Whenever the conversion price is adjusted as herein provided:

(i) Wal-Mart shall compute the adjusted conversion price in accordance with this Section 8 and shall prepare a certificate signed by the Treasurer of Wal-Mart setting forth the adjusted conversion price and showing in reasonable detail the facts upon which such adjustment is based, and such certificate shall forthwith be filed with the Transfer Agent for the Series A Preferred Stock.

(ii) a notice stating that the conversion price has been adjusted and setting forth the adjusted conversion price shall forthwith be required, and as soon as practicable after it is required, such notice shall be mailed to the holders of record of the outstanding shares of Series A Preferred Stock; provided, however, that if within 10 days after the completion of mailing such a notice, an additional notice is required, such additional notice shall be deemed to be required pursuant to this clause (ii) as of the opening of business on the tenth day after such completion of mailing and shall set forth the conversion price as adjusted at such opening of business, and, upon the completion of mailing of such additional notice, no other notice need be given of any adjustment in the conversion price occurring at or prior to such opening of business and after the time that the next preceding notice given by mail became required.

(m) In case:

(i) Wal-Mart shall declare a dividend (or any other distribution) on its Common Stock payable otherwise than in cash out of its retained earnings; or

(ii) Wal-Mart shall authorize the granting to the holders of its Common Stock of rights or warrants to subscribe for or purchase any shares of capital stock of any class or of any other rights; or

(iii) of any reclassification of the capital stock of Wal-Mart (other than a subdivision or combination of its outstanding shares of Common Stock), or of any consolidation or merger to which Wal-Mart is a party for which approval of any stockholders of Wal-Mart is required, or of the sale or transfer of all or substantially all of the assets of Wal-Mart; or

(iv) of the voluntary or involuntary dissolution, liquidation, or winding up of Wal-Mart:

then Wal-Mart shall cause to be mailed to the Transfer Agent of the then Series A Preferred Stock and to the holders of record of the outstanding shares of this Series, at least 20 days (or 10 days in any case specified in clause (i) or (ii) above) prior to the applicable record date hereinafter specified, a notice stated (x) the date on which a record is to be taken for the purpose of such dividend, distribution, rights or warrants, or, if a record is not to be taken, the date as of which the holders of Common Stock of record to be entitled to such dividend, distribution, rights or warrants are to be determined, or (y) the date on which such reclassification, consolidation, merger, sale, transfer, dissolution, liquidation or winding up is expected to become effective, and the date as of which it is expected that holders of Common Stock of record shall be entitled to exchange their shares of Common Stock for securities or other property deliverable upon such reclassification, consolidation, merger, sale, transfer, dissolution, liquidation or winding up.

(n) The issue of stock certificates on conversions of Series A Preferred Stock shall be without charge to the converting shareholder for any tax in respect of the issue thereof. Wal-Mart shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issue and delivery of shares in any name other than that of the holder of the Series A Preferred Stock converted, and Wal-Mart shall not be required to issue or deliver any such stock certificate unless and until the person or persons requesting same shall have paid to Wal-Mart the amount of such tax or shall have established to the satisfaction of Wal-Mart that such tax has been paid.

(o) Wal-Mart shall at all times reserve and keep available, free from pre-emptive rights, out of its authorized but unissued stock, for the purpose of effecting the conversion of Series A Preferred Stock such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Series A Preferred Stock.

FIFTH: The Corporation is to have perpetual existence.

SIXTH: In furtherance, an not in limitation, of the powers conferred by law, the Board of Directors of the Corporation is expressly authorized to make, alter or repeal the by-laws of the Corporation in the manner provided in such by-laws. Elections of directors need not be by written ballot unless the by-laws of the Corporation shall so provide.

SEVENTH: The Corporation reserves the right to amend, alter or repeal any provision contained in this Certificate of Incorporation in the manner now or hereafter prescribed by the statutes of the State of Delaware, and all rights and powers conferred on Directors and stockholders herein are granted subject to this reservation.

EIGHTH: Whenever a compromise or arrangement is proposed between this Corporation and its creditors or any class of them and/or between this Corporation and its stockholders or any class of them, any court of equitable jurisdiction within the State of Delaware may, on the application in a summary way of this Corporation or of any creditor or stockholder thereof, or on the application of any receiver or receivers appointed for this Corporation under the provisions of Section 291 of Title 8 of the Delaware Code or on the application of trustees in dissolution or of any receiver or receivers appointed for this Corporation under the provisions of Section 279 of Title 8 of the Delaware Code order a meeting of the creditors or class of creditors, and/or of the stockholders or class of stockholders of this Corporation, as the case may be, to be summoned in such manner as the said court directs. If a majority in number representing three-fourths in value of the creditors or class of creditors and/or of the stockholders or class of stockholders of this Corporation, as the case may be, agree to any compromise or arrangement and to any reorganization of this Corporation as consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization shall, if sanctioned by the court to which the said application has been made, be binding on all the creditors or class of creditors, and/or on all the stockholders or class of stockholders, of this Corporation, as the case may be, and also on this Corporation.

NINTH: To the fullest extent permitted by Delaware General Corporation Law as the same exists or may hereafter be amended, a director of this Corporation shall not be liable to the Corporation or its shareholders for monetary damages for breach of fiduciary duty as a director.

4. This Restated Certificate of Incorporation was duly adopted by the board of directors in accordance with Section 245 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said WAL-MART STORES, INC. has caused this certificate to be signed by Robert K. Rhoads, its Vice President and attested by J. Scott Melton, its Assistant Secretary, this 25th day of October, 1988.

WAL-MART STORES, INC.

By ______________________
Robert K. Rhoads,
Vice President

ATTEST:

By ______________________
J. Scott Melton,
Assistant Secretary

Exhibit C

AMENDED AND RESTATED BYLAWS
OF
WAL-MART STORES, INC.
(EFFECTIVE AS OF SEPTEMBER 21, 2006)

ARTICLE I

OFFICES

Section 1. Registered Office. The registered office of Wal-Mart Stores, Inc. (the "**Corporation**") shall be in the City of Wilmington, County of New Castle, State of Delaware.

Section 2. Other Offices. The Corporation may also have offices at such other places both within and without the State of Delaware as the Board of Directors of the Corporation (the "**Board**") may determine or as may be necessary or useful in connection with the business of the Corporation.

ARTICLE II

MEETINGS OF STOCKHOLDERS

Section 1. Place of Meetings. Meetings of the stockholders may be held at such place, if any, either within or without the State of Delaware, as shall be designated by the Board and stated in the notice of the meeting. In lieu of holding a meeting of stockholders at a designated place, the Board may, in its sole discretion, determine that any meeting of stockholders may be held solely by means of remote communication.

Section 2. Annual Meetings. An annual meeting of stockholders of the Corporation for the election of directors and any other proper business shall be held each year at such place, if any, on such date and at such time as shall be designated by the Board.

Section 3. Special Meetings. A special meeting of stockholders may be called at any time by a majority of the Board, the Chairman of the Board, the Chief Executive Officer, if one, or the President. Only such business shall be conducted at a special meeting of stockholders as shall have been specified in the notice of the special meeting (or in any supplement).

Section 4. Notice of Meetings of Stockholders. Written notice of the place, if any, date and time of each meeting of the stockholders, the means of remote communications, if any, by which stockholders and proxy holders may be deemed present in person and vote at the meeting and, in the case of a special meeting, the purpose or purposes for which the meeting is called, shall be given, not less than 10 nor more than 60 days before the date on which the meeting is to be held, to each stockholder entitled to vote at such meeting. Such notice shall be given in accordance with, and shall be deemed effective as set forth in, Sections 222 and 232 (or any successor section or sections) of the Delaware General Corporation Law.

Section 5. <u>Business at Annual Meetings.</u> (a) At an annual meeting of stockholders, only such business shall be conducted as shall have been properly brought before the meeting. To be properly brought before the annual meeting, business must (1) be specified in the notice of meeting (or in any supplement) given by or at the direction of the Board, (2) be otherwise properly brought before the meeting by or at the direction of the Board or (3) satisfy the notice requirements set forth below in this Section 5 and otherwise be properly brought before the meeting by a stockholder.

(b) For business to be brought before an annual meeting by a stockholder, the stockholder must have given timely notice in writing to the Secretary. To be timely, a stockholder's notice must be delivered to or mailed and received at the principal executive offices of the Corporation not less than 75 days nor more than 100 days prior to the meeting. If less than 85 days' notice or prior public disclosure of the date of the meeting is given or made to stockholders, notice by the stockholder to be timely must be received not later than the close of business on the 10th day following the day on which such notice of the date of the annual meeting was mailed or such public disclosure was made. A stockholder's notice to the Secretary shall set forth as to each matter the stockholder proposes to bring before the annual meeting (1) a brief description of the business desired to be brought before the annual meeting, the text of the proposal or business and the reasons for conducting such business at the annual meeting, (2) the name and address, as they appear in the Corporation's books, of the stockholder proposing such business, (3) the class and number of shares of the Corporation which are beneficially owned by the stockholder and (4) any material interest of the stockholder in such business.

(c) Notwithstanding anything in these Bylaws to the contrary, no business shall be conducted at an annual meeting except in accordance with the procedures set forth in this Section 5. The chair of an annual meeting shall, if the facts warrant, determine and declare to the meeting that a matter of business was not properly brought before the annual meeting in accordance with the provisions of this Section 5 or otherwise, and if he or she should so determine, he or she shall so declare to the meeting and any such business not properly brought before the meeting shall not be transacted.

Section 6. <u>Stock List.</u> (a) The officer who has charge of the stock ledger of the Corporation shall prepare and make, at least 10 days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. That list shall be open to the examination of any stockholder for any purpose germane to the meeting for a period of at least 10 days prior to the meeting (1) on a reasonably accessible electronic network, <u>provided</u> that the information required to gain access to such list is furnished with the notice of the meeting or (2) during ordinary business hours, at the principal place of business of the Corporation.

(b) If the Corporation determines to make the list available on an electronic network, the Corporation may take reasonable steps to ensure that such information is available only to stockholders. If the meeting is to be held at a place, then the list shall be produced and kept at the time and place of the meeting during the whole time and may be inspected by any stockholder who is present at that meeting. If the meeting is to be held solely by means of remote communication, then the list also shall be open to the examination of any stockholder during the whole time of that meeting on a reasonably accessible electronic network, and the information required to access such list shall be provided with the notice of that meeting. Nothing contained in this Section 6 shall require the Corporation to include electronic mail addresses or other electronic contact information on that list.

Section 7. Quorum. Unless otherwise required by the Delaware General Corporation Law or the Certificate of Incorporation of the Corporation (the **"Certificate of Incorporation"**), the holders of a majority of the shares entitled to vote, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business. Where a separate vote by class or series or classes or series is required, a majority of the outstanding shares of such class or series or classes or series, present in person or represented by proxy, shall constitute a quorum entitled to take action with respect to that vote on that matter.

Section 8. Adjournment of Meetings. The chair of a meeting of stockholders or the holders of a majority of the voting shares present in person or represented at the meeting, whether or not a quorum is present, may adjourn a meeting of stockholders. When a meeting is adjourned to another time or place, notice need not be given of the adjourned meeting if the time and place, and the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such adjourned meeting are announced at the meeting at which the adjournment is taken. At the adjourned meeting, the Corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than 30 days, or if after the adjournment, a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

Section 9. Voting. Unless otherwise provided in the Certificate of Incorporation, each stockholder shall be entitled to one vote on each matter, in person or by proxy, for each share of capital stock of the Corporation that has voting power and that is held by the stockholder. When a quorum is present at any meeting of stockholders, all matters shall be determined, adopted and approved by the affirmative vote (which need not be by ballot) of the holders of a majority of the shares present in person or represented by proxy at the meeting and entitled to vote with respect to the matter, unless the proposed action is one upon which, by express provision of statutes or of the Certificate of Incorporation, a different vote is specified and required, in which case such express provision shall govern and control with respect to that vote on that matter. Where a separate vote by a class or classes is required, the affirmative vote of the holders of a majority of the shares of such class or classes present in person or represented by proxy at the meeting shall be the act of such class. Notwithstanding the foregoing, the vote required for the election of directors shall be as provided in Article III, Section 1.

Section 10. Proxies. (a) Each stockholder entitled to vote at a meeting of stockholders or to express consent or dissent to corporate action without a meeting may authorize another person or persons to act for the stockholder by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. Without limiting the manner in which a stockholder may authorize another person or persons to act for the stockholder as proxy, the following shall constitute a valid means by which a stockholder may grant such authority: (1) a stockholder may execute a writing authorizing another person or persons to act for the stockholder as proxy, which may be accomplished by the stockholder or the stockholder's authorized officer, director, employee or agent signing such writing or causing such person's signature to be affixed to such writing by any reasonable means; or (2) a stockholder may authorize another person or persons to act for the stockholder as proxy by transmitting or authorizing an electronic transmission (as defined in Article VIII of these Bylaws) to the person who will be the holder of the proxy or to a proxy solicitation firm, proxy support service organization, or like agent duly authorized by the person who will be the holder of the proxy to receive such electronic transmission, provided that any electronic transmission must either set forth or be submitted with information from which it can be determined that the electronic transmission was authorized by the stockholder. If it is determined that the electronic transmission is valid, the inspectors of election for the meeting or, if there are no inspectors, such other persons making that determination shall specify the information upon which they relied.

(b) Any copy or other reliable reproduction of the writing or electronic transmission authorizing another person or persons to act as proxy for a stockholder may be substituted or used in lieu of the original writing or electronic transmission for any and all purposes for which the original writing or electronic transmission could be used, provided that such copy or other reproduction shall be a complete reproduction of the entire original writing or electronic transmission.

Section 11. Conduct of Meetings. The Board may adopt rules and regulations for the conduct of any meeting of the stockholders as it shall deem appropriate. Except to the extent inconsistent with any such rules and regulations adopted by the Board, the chair of any meeting of the stockholders shall have the right and authority to prescribe rules and regulations and do all acts, as, in the judgment of that chair, are appropriate for the proper conduct of the meeting. Such rules, regulations, or procedures, whether adopted by the Board or prescribed by the chair of the meeting, may include, without limitation, the following: (1) the establishment of an agenda or order of business for the meeting; (2) rules and procedures for maintaining order at the meeting and the safety of those present; (3) limitations on attendance at or participation in the meeting to stockholders of record, their duly authorized and constituted proxies, or such other persons as the chair of the meeting shall determine; (4) restrictions on entry to the meeting after the time fixed for the commencement; and (5) limitations on the time allotted to questions or comments by participants. Unless and to the extent determined by the Board or the chair of the meeting, meetings of stockholders shall not be required to be held in accordance with the rules of parliamentary procedure.

Section 12. Inspectors of Election. The Board shall, in advance of any meeting of stockholders, appoint one or more inspectors to act at the meeting and make a written report. The Board may designate one or more persons as alternate inspectors to replace any inspector who fails to act. If no inspector or alternate is able to act at a meeting of stockholders, the chair of the meeting shall appoint one or more inspectors to act at the meeting. Each inspector, before entering upon the discharge of duties, shall take and sign an oath to execute the duties of inspector with strict impartiality and according to the best of such inspector's ability. The inspectors shall: (1) ascertain the number of shares outstanding and the voting power of each; (2) determine the shares represented at the meeting and the validity of proxies and ballots; (3) count all votes and ballots; (4) determine and retain for a reasonable period a record of the disposition of any challenges made to any determination by the inspectors; and (5) certify their determination of the number of shares represented at the meeting and their count of all votes and ballots. The inspectors may appoint or retain other persons or entities to assist the inspectors in the performance of the duties of the inspectors.

Section 13. **Meetings by Remote Communication.** If authorized by the Board, and subject to such guidelines and procedures as the Board may adopt, stockholders and proxy holders not physically present at a meeting of stockholders may, by means of remote communication, participate in the meeting and be deemed present in person and vote at the meeting, whether such meeting is to be held in a designated place or solely by means of remote communication, provided that (1) the Corporation shall implement reasonable measures to verify that each person deemed present and permitted to vote at the meeting by means of remote communication is a stockholder or proxy holder, (2) the Corporation shall implement reasonable measures to provide such stockholders and proxy holders a reasonable opportunity to participate in the meeting and to vote on matters submitted to the stockholders, including the opportunity to read or hear the proceedings in the meeting substantially concurrently with such proceedings and (3) if the stockholder or proxy holder votes or takes other action at the meeting by means of remote communication, a record of such vote or other action shall be maintained by the Corporation.

Section 14. **Action Without a Meeting.** (a) Unless restricted by the Certificate of Incorporation, any action required to be taken at any annual or special meeting of stockholders, or any action that may be taken at any annual or special meeting of stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote were present and voted and such consent or consents are delivered to the Corporation in the manner prescribed by the Delaware General Corporation Law. Every written consent shall bear the date of the signature of each stockholder, and no written consent shall be effective to take the corporate action unless, within 60 days of the earliest dated consent, written consents signed by a sufficient number of holders to take action are delivered to the Corporation in the manner prescribed by the Delaware General Corporation Law.

(b) An electronic transmission consenting to an action to be taken and transmitted by a stockholder or proxy holder, or by a person authorized to act for a stockholder or proxy holder, shall be deemed to be written, signed, and dated for purposes of this Section 14, provided that any electronic transmission sets forth or is delivered with information from which the Corporation can determine: (1) that the electronic transmission was transmitted by the stockholder, or proxy holder; and (2) the date on which the stockholder, proxy holder or authorized person or persons transmitted the electronic transmission. The date on which the electronic transmission is transmitted shall be deemed to be the date that the consent was signed. No consent given by electronic transmission shall be deemed to have been delivered until such consent is reproduced in paper form and delivered to the Corporation in the manner prescribed by the Delaware General Corporation Law. Notwithstanding the foregoing limitations on delivery, consents given by electronic transmission may be otherwise delivered to the principal place of business of the Corporation or to the Secretary of the Corporation to the extent and in the manner provided by the Board. Any copy or other reliable reproduction of a consent in writing may be substituted for or used in lieu of the original writing for any and all purposes for which the original writing could be used, provided that such copy or other reproduction shall be a complete reproduction of the entire original writing.

(c) Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who did not consent in writing and who would have been entitled to notice if the action had been taken at a meeting having a record date on the date that written consents signed by a sufficient number of holders to take the action were delivered to the Corporation.

ARTICLE III

THE BOARD OF DIRECTORS

Section 1. Number, Election, and Term of Directors. (a) The number of directors that shall constitute the Board shall be not less than three nor more than twenty. Within these limits, the number of directors shall be fixed by the Board pursuant to a resolution adopted by a majority of the Board or by the stockholders. The directors shall be elected at the annual meeting of the stockholders, except as provided in Section 2 and Section 9 of this Article III. Each director shall be elected to serve until the next annual meeting of the stockholders and until that director's successor has been duly elected and qualified or until the director's earlier death, resignation, or removal.

(b) In an uncontested election of directors, each director of the Corporation shall be elected by a majority of the votes cast by the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors; provided, however, in a contested election, the directors shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors. For purposes of Section 1 of this Article III: (i) an "uncontested election" is an election in which the number of nominees for director is not greater than the number to be elected and (ii) a "contested election" is an election in which the number of nominees for director is greater than the number to be elected.

(c) Following any uncontested election, any incumbent director who was a nominee and who did not receive a majority of the votes cast by the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors (a "majority vote"), shall promptly tender his or her offer of resignation to the Chairman of the Board for consideration by the Board. A recommendation on whether or not to accept such resignation offer shall be made by a committee of independent directors that has been delegated the responsibility of recommending nominees for director for appointment or election to the Board, or (1) if each member of such committee did not receive the required majority vote or (2) if no such committee has been appointed, a majority of the Board shall appoint a special committee of independent directors for such purpose of making a recommendation to the Board (the "Nominating Committee"). If no independent directors received the required majority vote, the Board shall act on the resignation offers.

Within 60 days following certification of the stockholder vote, the Nominating Committee shall recommend to the Board the action to be taken with respect to such offer of resignation. In determining whether or not to recommend that the Board accept any resignation offer, the Nominating Committee shall be entitled to consider all factors believed relevant by such Committee's members, including without limitation: (1) any stated reasons for the director not receiving the required majority vote and whether the underlying cause or causes are curable; (2) the factors, if any, set forth in the guidelines or other policies that are to be considered by the Nominating Committee in evaluating potential candidates for the Board as such factors relate to each director who has so offered his or her resignation; (3) the length of service of such director; (4) the effect of such resignation on the Corporation's compliance with any law, rule, regulation, stock exchange listing standards, or contractual obligations; (5) such director's contributions to the Corporation; and (6) any other factors that the Nominating Committee believes are in the best interests of the Corporation.

The Board shall act on the Nominating Committee's recommendation within 90 days following certification of the stockholder vote and shall notify the director concerned of its decision. In determining whether or not to accept any resignation offer, the Board shall take into account the factors considered by the Nominating Committee and any additional information and factors that the Board believes to be relevant. If any director's resignation offer is not accepted by the Board, the Board shall, within four business days after reaching its decision, publicly disclose the decision, including the reasons for not accepting a resignation offer, by a press release, a filing with the Securities and Exchange Commission or other broadly disseminated means of communication. Notwithstanding the foregoing, if the Board were to accept all of the offers of resignation then pending, resulting in the Corporation having fewer than three directors who were in office before the election, the Board may determine to extend such 90–day period by an additional 90 days upon the conclusion that such an extension is in the best interests of the Corporation.

(d) If any director's resignation offer is not accepted by the Board, such director shall continue to serve until the next annual meeting and his or her successor is duly elected and qualified, or until the director's earlier death, resignation, or removal. If a director's resignation offer is accepted by the Board pursuant to Section 1 of this Article III, or if a nominee for director is not elected and the nominee is not an incumbent director, then the Board, in its sole discretion, may fill any resulting vacancy pursuant to the provisions of Section 2 of this Article III or may decrease the size of the Board pursuant to Section 1(a) of this Article III.

Section 2. Vacancies and Newly Created Directorships. (a) Except as provided in Section 9(b) of this Article III and subject to the rights of holders of any class or series of capital stock to elect additional directors under specified circumstances, vacancies and newly created directorships resulting from any increase in the authorized number of directors elected by all of the stockholders having the right to vote as a single class may be filled by the affirmative vote of a majority of the directors then in office, although fewer than a quorum, or by a sole remaining director. Each director so chosen shall hold office until the next election of directors of the class to which the director was appointed, and until the director's successor is elected and qualified, or until the director's earlier death, resignation or removal.

(b) In the event that one or more directors resign from the Board, effective at a future date, a majority of the directors then in office, including those who have resigned, shall have power to fill the vacancy or vacancies, the vote to take effect when such resignation or resignations become effective, and each director chosen shall hold office until the next election of directors, and until the director's successor is elected and qualified, or until the director's earlier death, resignation or removal. No decrease in the number of authorized directors shall shorten the term of any incumbent director.

Section 3. Regular Meetings. Regular meetings of the Board shall be held at such time and at such place as determined by the Board. A notice of each regular meeting is not required.

Section 4. Special Meetings. Special meetings of the Board for any purpose or purposes may be called by the Chairman of the Board, the Chief Executive Officer, if one, the President, or any two members of the Board on twenty-four hours' notice to each director, either personally, by telephone, express delivery service (so that the scheduled delivery time of the notice is at least twenty-four hours in advance of the meeting), electronic transmission (effective when directed to the director), or on three days' notice by mail (effective upon deposit of such notice in the mail). The notice need not describe the purpose of a special meeting.

Section 5. Quorum and Vote at Meetings. At all meetings of the Board, a majority of the total number of directors prescribed pursuant to Section 1 of this Article III shall constitute a quorum for the transaction of business, except to fill vacancies in the Board as provided in Section 2 of this Article III and to adjourn as provided in Section 6 of this Article III. The vote of a majority of the directors present at any meeting at which there is a quorum present shall be the act of the Board, unless the Certificate of Incorporation or these Bylaws shall require a vote of a greater number.

Section 6. Adjournment. A majority of the directors present, whether or not constituting a quorum, may adjourn any meeting to another time and place. Notice of the time and place of holding of an adjourned meeting need not be given if announced, unless the meeting is adjourned for more than twenty-four hours. If the meeting is adjourned for more than twenty-four hours, then notice of the time and place of the adjourned meeting shall be given before the adjourned meeting takes place to the directors who were not present at the time of adjournment in the manner specified in Section 4 of this Article III.

Section 7. Participation in Meetings by Conference Telephone or Other Communications Equipment. Members of the Board or any Board committee may participate in a meeting of the Board or such committee by means of conference telephone or other communications equipment in which all persons participating in the meeting can hear each other. Participation in a meeting by a director pursuant to this Section 7 shall constitute presence in person at the meeting.

Section 8. Action Without a Meeting. Any action required or permitted to be taken at any meeting of the Board or a Board committee may be taken without a meeting, if all members of the Board or the Board committee consent in writing or by electronic transmission, and the writing or writings or electronic transmission or transmissions are filed with the minutes of proceedings of the Board or the Board committee. Such filing shall be in paper form if the minutes are maintained in paper form and in electronic form if the minutes are maintained in electronic form.

Section 9. Resignation and Removal. (a) Any director may resign at any time, by giving notice in writing or by electronic transmission to the Chairman of the Board, the Chief Executive Officer, if one, the President, or the Secretary. Any such resignation shall take effect at the time specified in the notice of resignation or, if no time is specified, immediately upon receipt of the notice. Unless otherwise specified in the notice of resignation, acceptance of the resignation shall not be necessary to make it effective.

(b) Any director or the entire Board may be removed from office at any time, with or without cause, but only upon the affirmative vote of the holders of at least a majority of the shares of capital stock of the Corporation entitled to vote at an election of directors. Upon such removal of a director, the stockholders (and not the remaining directors) shall elect a director to replace such removed director at the same stockholders meeting at which such removal took place or at a subsequent stockholders meeting. Whenever the holders of any class or series are entitled to elect one or more directors by the Certificate of Incorporation, the vote of the holders of the outstanding shares of that class or series and not the vote of the outstanding shares as a whole shall apply in respect of the removal of any director elected by the holders of such class or series.

Section 10. Board Committees. (a) The Board may designate one or more committees, each committee to consist of one or more of the directors of the Corporation. The Board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. If a member of a committee shall be absent from any meeting or disqualified from voting, the remaining member or members present and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board to act at the meeting in the place of such absent or disqualified member.

(b) Any Board committee, to the extent provided in the resolution of the Board, shall have and may exercise all the powers and authority of the Board in the management of the business and affairs of the Corporation and may authorize the seal of the Corporation to be affixed to all papers that may require it, but no committee shall have the power or authority in reference to approving, adopting, or recommending to the stockholders any action or matter (other than the election or removal of directors) expressly required by the Delaware General Corporation Law to be submitted to stockholders for approval or adopting, amending, or repealing any bylaw of the Corporation.

(c) Board committees shall have the names as determined by resolution adopted by the Board. Each committee shall keep regular minutes of its meetings and report the same to the Board, when required. Unless otherwise specified in the Board's resolution appointing the committee, all provisions of the Delaware General Corporation Law and these Bylaws relating to meetings, action without meetings, notice (and waiver), quorum, and voting requirements of the Board apply to Board committees and their members. Unless otherwise provided in the resolution of the Board designating the Board committee, a Board committee may create one or more subcommittees, each subcommittee to consist of one or more members of the Board committee, and delegate to a subcommittee any or all of the powers and authority of the Board committee.

Section 11. Compensation. The Board shall have authority to fix the amount of compensation of directors. The directors may be paid their expenses, if any, of attendance at each meeting of the Board and may be paid a fixed sum for attendance at each meeting of the Board or paid a stated salary or paid other compensation as a director. No payment shall preclude any director from serving the Corporation in any other capacity and receiving compensation. Members of special or standing committees of the Board may be allowed compensation for serving on the committees, for attending committee meetings, and may be paid their expenses associated with their service on each such committee. The Board shall also have the power and discretion to compensate directors for rendering services to the Corporation not ordinarily rendered by directors.

ARTICLE IV

OFFICERS

Section 1. General. The officers of the Corporation shall consist of a Chairman of the Board, a President, a Chief Financial Officer, a Secretary and a Treasurer, and such other officers as the Board may appoint, including but not limited to one or more Vice Chairs of the Board, a Chief Executive Officer, a Chief Operating Officer, one or more Executive Vice Presidents, one or more Senior Vice Presidents, one or more Vice Presidents, one or more Assistant Secretaries, and one or more Assistant Treasurers. Any number of offices may be held by the same person. The salaries of officers elected by the Board shall be fixed by the Board, by an authorized committee of the Board, or by such officers as may be designated by the Board.

Section 2. Term of Office and Vacancies. The term of office of each officer shall commence upon the election of that officer by the Board and end upon a successor to such officer being elected by the Board; by such officer's death, resignation, or removal from office; or if the establishment of the office is within the discretion of the Board, the Board eliminating the office. Any officer may be removed from office, with or without cause, at any time by the vote of the Board. A vacancy in any office arising from any cause may be filled for the unexpired portion of the term by the Board.

Section 3. Duties and Powers. The duties and powers of the officers of the Corporation shall be as provided in these Bylaws or, if not provided for in these Bylaws, as designated by action of the Board. Without limiting the foregoing, and unless expressly limited by the Board, all instruments requiring execution by the Corporation, including but not limited to all contracts, agreements, indentures, checks or demands for money, notes, bonds, debentures, other obligations, other evidences of indebtedness and mortgages that the Corporation is authorized to execute may be executed, for and on behalf of the Corporation, by the Chairman of the Board, any Vice Chair of the Board, the Chief Executive Officer, if one, the President, the Chief Operating Officer, if one, the Chief Financial Officer, or any Vice President. Any person having authority to sign on behalf of the Corporation may delegate by instrument in writing, all or any part of such authority to an employee of the Corporation (an "**associate**") unless such a delegation of authority is specifically limited by the Board.

Section 4. Chairman of the Board. The Chairman of the Board shall preside, when present, at all meetings of the Board and stockholders, shall advise and counsel the other officers of the Corporation regarding the business and operations of the Corporation, and shall exercise such powers and perform such duties as shall be assigned or required by the Board.

Section 5. The President. Subject to these Bylaws and the direction of the Board, the President shall have the responsibility and the power necessary for the general management, oversight, supervision and control of the business and affairs of the Corporation, and to ensure that all orders and resolutions of the Board are carried into effect. If the Board has elected a Chief Executive Officer of the Corporation, (1) the Chief Executive Officer shall have all of the powers granted by these Bylaws to the President and (2) the President shall, subject to the powers of supervision and control conferred upon the Chief Executive Officer, have such duties and powers as assigned to him or her by the Board or the Chief Executive Officer.

Section 6. Chief Financial Officer. The Chief Financial Officer shall have general charge and supervision of the financial affairs of the Corporation, including budgetary and accounting methods, and shall approve payment, or designate others serving under him or her to approve for payment, all vouchers for distribution of funds and shall perform such other duties as may be assigned to him or her by the Board, the Chief Executive Officer, if one, or the President.

Section 7. Vice Presidents. Each Executive Vice President, Senior Vice President, and Vice President elected by the Board shall perform such duties and exercise such powers as may be assigned by the Board, the Chief Executive Officer, if one, or the President.

Section 8. Secretary. The Secretary shall attend all meetings of the stockholders and all meetings of the Board and record all proceedings at such meetings in paper form if the minutes are maintained in paper form and in electronic form if the minutes are maintained in electronic form. The Secretary, or his or her delegates, shall perform like duties for the Board committees, when required; provided, however, that the Secretary shall not be required to be present at any sessions of non-management or independent directors contemplated by any stock exchange listing standards to which the Corporation is subject. Except as may be otherwise provided in these Bylaws, the Secretary shall give, or cause to be given, notice of all meetings of the stockholders and shall perform such other duties and exercise such other powers as may be prescribed by the Board, the Chief Executive Officer, if one, or the President. The Secretary shall keep in safe custody the seal of the Corporation, if any, and shall have authority to affix the seal of the Corporation to any instrument requiring it, and when so affixed it may be attested by the Secretary's signature. The Board may give general authority to any other officer to affix the seal of the Corporation and to attest the affixing by any other officer's signature.

Section 9. Assistant Secretaries. Assistant Secretaries in the order determined by the Board shall, in the absence or disability of the Secretary, perform the duties and exercise the powers of the Secretary and shall perform such other duties and exercise such other powers as may be assigned by the Board, the Chief Executive Officer, if one, the President, or the Secretary.

Section 10. Treasurer. The Treasurer shall have the responsibility for maintaining the financial records of the Corporation, shall make such disbursements of the funds of the

Corporation as are authorized, and shall perform such other duties and exercise such other powers as may be assigned to him or her by the Board, the Chief Executive Officer, if one, or the President.

Section 11. Assistant Treasurers. The Assistant Treasurers in the order determined by the Board shall, in the absence or disability of the Treasurer, perform the duties and exercise the powers of the Treasurer and shall perform such other duties and exercise such other powers as may be assigned by the Board, the Chief Executive Officer, if one, the President, or the Treasurer.

Section 12. Delegation of Authority. The Board may delegate the power or duties of any officer to any other officer or officers or agent or agents notwithstanding any provision of these Bylaws.

Section 13. Action with Respect to Securities of Other Companies. Unless otherwise ordered by a majority of the Board, the Chairman of the Board, a Vice Chair of the Board, if one, the Chief Executive Officer, if one, the President, or any Vice President shall have full power and authority on behalf of the Corporation to attend and to act and to vote, in person or by proxy, at any meetings of security holders of corporations, limited liability companies, business trusts, and other entities in which the Corporation may hold securities and at such meetings shall possess and may exercise any and all rights and powers incident to the ownership of such securities. The Board by resolution may confer like powers upon any other person or persons.

ARTICLE V

STOCK OF THE CORPORATION

Section 1. Stock Certificates; Uncertificated Shares. The shares of capital stock of the Corporation shall be represented by certificates; however, the Board may provide by resolution that some, all, or any classes or series of shares shall be uncertificated shares. Any such resolution shall not apply to shares represented by a certificate until such certificate is surrendered to the Corporation. Notwithstanding the adoption of such a resolution by the Board, every holder of stock represented by certificates, and upon request every holder of uncertificated shares, shall be entitled to have a certificate (representing the number of shares registered in certificate form) signed in the name of the Corporation by the Chairman of the Board, the Chief Executive Officer, if one, the President, or any Vice President, and by the Secretary, Treasurer, any Assistant Secretary, or any Assistant Treasurer. Any or all the signatures on the certificate may be a reproduction. In case any officer, transfer agent, or registrar whose signature or reproduced signature appears on a certificate shall have ceased to be such officer, transfer agent, or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if such person was as officer, transfer agent, or registrar at the date of issue.

Section 2. Transfers of Stock. Shares of capital stock of the Corporation shall be transferable in the manner prescribed by applicable law and in these Bylaws. Transfers of shares shall be made only on the records of the Corporation kept at an office of the Corporation or by the transfer agent designated by the Corporation to transfer shares. Transfers of shares may be made only by the record holder, or by the record holder's legal representative authorized by power of attorney duly executed and filed with the Secretary or with the transfer agent appointed by the Board and, in the case of certificated shares, upon the surrender of the certificate or certificates for such shares properly endorsed. The Board may make such additional rules and regulations concerning the issue, transfer, and registration of certificates for shares or uncertificated shares as it may deem necessary but that are not inconsistent with these Bylaws.

Section 3. Holders of Record. The Corporation shall be entitled to treat the record holder of shares of capital stock of the Corporation as the holder in fact and, accordingly, shall not be bound to recognize any equitable or other claim to or interest in such shares on the part of any other person, whether or not it shall have express or other notice, except as otherwise provided by applicable law. No transfer of shares shall be valid against the Corporation for any purpose unless the transfer of shares is entered in the records of the Corporation or in the records of the transfer agent designated by the Corporation showing from and to whom the shares were transferred.

Section 4. Lost Certificates. The Corporation may direct a new certificate or certificates or uncertificated shares to be issued in place of any certificate or certificates issued by the Corporation alleged to have been lost, stolen, or destroyed, upon the making of an affidavit of that fact by the person claiming the share certificate to be lost, stolen, or destroyed. The Corporation may require the owner of such lost, stolen, or destroyed certificate or certificates, or such owner's legal representative, to advertise the same in such manner as it shall require, to give the Corporation a bond in such sum as it may direct as indemnity against any claim that may be made against the Corporation with respect to the certificate or alleged to have been lost, stolen or destroyed or the issuance of such new certificate, or both.

Section 5. Record Date. (a) In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders, the Board may fix a record date, which shall neither precede the date upon which the resolution fixing the record date is adopted by the Board nor shall be more than 60 days nor less than 10 days before the date of such meeting. If no record date is fixed by the Board, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be the close of business on the day next preceding the day on which notice is given or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting, unless the Board fixes a new record date for the adjourned meeting.

(b) In order that the Corporation may determine the stockholders entitled to consent to corporate action in writing without a meeting, the Board may fix a record date, which shall neither precede the date upon which the resolution fixing the record date is adopted by the Board nor shall be more than 10 days after the date upon which the resolution fixing the record date is adopted by the Board. If no record date has been fixed by the Board, the record date for determining the stockholders entitled to consent to corporate action in writing without a meeting, when no prior action by the Board is required by the Delaware General Corporation Law, shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Corporation in the manner prescribed by the Delaware General Corporation Law. If no record date has been fixed by the Board and prior action by the Board is required by the Delaware General Corporation Law, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting shall be at the close of business on the day on which the Board adopts the resolution taking such prior action.

(c) In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights with respect to any change, conversion, or exchange of shares, or for the purpose of any other lawful action, the Board may fix a record date, which shall neither precede the date upon which the resolution fixing the record date is adopted nor shall be more than 60 days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board adopts the resolution.

ARTICLE VI

INDEMNIFICATION

Section 1. Indemnification. (a) Subject to Section 3 of this Article VI, the Corporation shall indemnify, to the full extent that it shall have power under applicable law to do so and in a manner permitted by such law, any person made or threatened to be made a party to any threatened, pending, or completed action, lawsuit, or proceeding, whether civil, criminal, administrative, or investigative (a **"proceeding"**), by reason of the fact that such person is or was a director or officer of the Corporation or is or was serving at the request of Corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to an associate benefit plan (collectively, **"another enterprise"**).

(b) The Corporation may indemnify, to the full extent that it shall have power under applicable law to do so and in a manner permitted by such law, any person made or threatened to be made a party to any proceeding, by reason of the fact that such person is or was an associate or agent of the Corporation or is or was serving at the request of the Corporation as an employee or agent of another enterprise.

Section 2. Advancement of Expenses. (a) Subject to Section 3 of this Article VI, with respect to any person made or threatened to be made a party to any threatened, pending, or completed proceeding, by reason of the fact that such person is or was a director or officer of the Corporation or is or was serving at the request of the Corporation as a director or officer of another enterprise, the Corporation shall pay the expenses (including attorneys' fees) incurred by such person in defending any such proceeding in advance of its final disposition (an **"advancement of expenses"**); provided, however, that any advancement of expenses shall be made only upon receipt of a written agreement by such person to repay all amounts advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal that such person is not entitled to be indemnified for such expenses under this Article VI or otherwise.

(b) With respect to any person made or threatened to be made a party to any proceeding, by reason of the fact that such person is or was an associate or agent of the

Corporation, or is or was serving at the request of the Corporation as an employee or agent of another enterprise, the Corporation may, in its discretion and upon such terms and conditions, if any, as the Corporation deems appropriate, pay the expenses (including attorneys' fees) incurred by such person in defending any such proceeding in advance of its final disposition.

Section 3. **Actions Initiated Against the Corporation.** Notwithstanding anything contained in Section 1(a) or Section 2(a) of this Article VI to the contrary, and except as provided in Section 5(b) of this Article VI with respect to a proceeding initiated against the Corporation by a director or officer of the Corporation (or by a person serving at the request of the Corporation as a director or officer of another enterprise), the Corporation shall not be required to indemnify or to advance expenses (including attorneys' fees) to such person in connection with prosecuting the proceeding (or part thereof) or in defending any counterclaim, cross-claim, affirmative defense or like claim of the Corporation in such proceeding (or part thereof) unless the proceeding was authorized by the Board.

Section 4. **Contract Rights.** With respect to any person made or threatened to be made a party to any proceeding, by reason of the fact that the person is or was a director or officer of the Corporation or is or was serving at the request of the Corporation as a director or officer of another enterprise, the rights to indemnification and to the advancement of expenses conferred in Sections 1(a) and 2(a) of this Article VI shall be contract rights. Any amendment, repeal, modification, or adoption of any provision inconsistent with this Article VI shall not adversely affect any right to indemnification or advancement of expenses granted to any person pursuant to this Article VI with respect to any act or omission of the person occurring prior to the time of such amendment, repeal, modification, or adoption (regardless of whether the proceeding relating to such acts or omissions is commenced before or after the time of such amendment, repeal, modification, or adoption).

Section 5. **Claims.** (a) If a claim under Section 1(a) of this Article VI with respect to any right to indemnification is not paid in full by the Corporation within 60 days after a written demand has been received by the Corporation or a claim under Section 2(a) of this Article VI with respect to any right to the advancement of expenses is not paid in full by the Corporation within 20 days after a written demand has been received by the Corporation, then the person seeking to enforce a right to indemnification or to an advancement of expenses may at any time thereafter bring a lawsuit against the Corporation to recover the unpaid amount of the claim.

(b) If successful in whole or in part in any lawsuit brought pursuant to Section 5(a) of this Article VI, or in a lawsuit brought by the Corporation to recover an advancement of expenses, the person seeking to enforce a right to indemnification or an advancement of expenses or the person from whom the Corporation sought to recover an advancement of expenses shall be entitled to be paid by the Corporation the reasonable expenses (including attorneys' fees) of prosecuting or defending such lawsuit.

(c) In any lawsuit brought by a person seeking to enforce a right to indemnification (but not a lawsuit brought by a person seeking to enforce a right to an advancement of expenses), it shall be a defense that the person seeking to enforce a right to indemnification has not met any applicable standard for indemnification under applicable law.

With respect to any lawsuit brought by a person seeking to enforce a right to indemnification or right to advancement of expenses, or any lawsuit brought by the Corporation to recover an advancement of expenses, neither the failure of the Corporation to have made a determination prior to commencement of such lawsuit that indemnification of such person is proper in the circumstances because such person has met the applicable standards of conduct under applicable law, nor an actual determination by the Corporation that such person has not met such applicable standards of conduct, shall create a presumption that such person has not met the applicable standards of conduct or, in a case brought by such person seeking to enforce a right to indemnification, be a defense to such lawsuit.

(d) In any lawsuit brought by a person seeking to enforce a right to indemnification or to an advancement of expenses or by the Corporation to recover an advancement of expenses, the burden shall be on the Corporation to prove that the person seeking to enforce a right to indemnification or to an advancement of expenses or the person from whom the Corporation seeks to recover an advancement of expenses is not entitled to be indemnified, or to such an advancement of expenses, under this Article VI or otherwise.

Section 6. Determination of Entitlement to Indemnification. Any indemnification required or permitted under this Article VI (unless ordered by a court) shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, associate, or agent is proper in the circumstances because he or she has met all applicable standards of conduct set forth in this Article VI and Section 145 of the Delaware General Corporation Law. Such determination shall be made, with respect to a person who is a director or officer of the Corporation at the time of the determination: (1) by a majority vote of the directors who are not parties to such action, lawsuit or proceeding, even though less than a quorum; (2) by a committee of such directors designated by majority vote of such directors, even though less than a quorum; (3) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion; or (4) by the stockholders. Such determination shall be made, with respect to any person who is not a director or officer of the Corporation at the time of such determination, in the manner determined by the Board (including in such manner as may be set forth in any general or specific action of the Board applicable to indemnification claims by such person) or in the manner set forth in any agreement to which such person and the Corporation are parties.

Section 7. Non-Exclusive Rights. The indemnification and advancement of expenses provided in this Article VI shall not be deemed exclusive of any other rights to which any person may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise, both as to action in such person's official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be such director, officer, associate, or agent and shall inure to the benefit of the heirs, executors, and administrators of such person.

Section 8. Insurance. The Corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, associate, or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee, or agent of another enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person's status as such, whether or not the Corporation would have the power to indemnify such person against such liability under the provisions of this Article VI or otherwise.

Section 9. **__Severability.__** If any provision or provisions of this Article VI shall be held to be invalid, illegal, or unenforceable for any reason whatsoever: (1) the validity, legality, and enforceability of the remaining provisions of this Article VI (including, without limitation, each portion of any paragraph or clause containing any such provision held to be invalid, illegal, or unenforceable, that is not itself held to be invalid, illegal, or unenforceable) shall not in any way be affected or impaired; and (2) to the fullest extent possible, the provisions of this Article VI (including, without limitation, each such portion of any paragraph or clause containing any such provision held to be invalid, illegal, or unenforceable) shall be construed so as to give effect to the intent manifested by the provision held invalid, illegal, or unenforceable.

ARTICLE VII

GENERAL PROVISIONS

Section 1. **__Dividends.__** Dividends upon or distributions with respect to the capital stock of the Corporation may be declared by the Board or by a Board committee designated by the Board, pursuant to and in accordance with applicable law. Dividends may be paid in cash, in property, in shares of capital stock or evidences of indebtedness of the Corporation. Before the Corporation pays any dividend on or makes any distribution in respect of the capital stock of the Corporation, there may be set aside out of any funds available for dividends and distribution of such sum or sums as the Board, in its absolute discretion, approves as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the Corporation, or for any other purpose that the Board determines is conducive to the interests of the Corporation, and the Board may modify or abolish any such reserve in the manner in which it was created.

Section 2. **__Fiscal Year.__** The fiscal year of the Corporation shall end on January 31 of each year unless changed by resolution of the Board.

Section 3. **__Corporate Seal.__** The corporate seal shall have inscribed the name of the Corporation, the year of its organization and the words "Corporate Seal, Delaware." The seal may be used by causing it or a facsimile to be impressed, affixed or otherwise reproduced.

Section 4. **__Reliance upon Books, Reports and Records.__** Except as provided by applicable law, each director and each member of a Board committee shall, in the performance of his or her duties, be fully protected in relying in good faith upon the books of account or other records of the Corporation and upon such information, opinions, reports or statements presented to the Corporation by any of its officers, associates or Board committees or by any other person as to matters that the director reasonably believes are within such person's professional or expert competence and who has been selected with reasonable care by or on behalf of the Corporation.

Section 5. **__Electronic Transmissions.__** For purposes of these Bylaws, **"electronic transmission"** means any form of communication, not directly involving the physical transmission of paper, that creates a record that may be retained, retrieved, and reviewed by a recipient, and that may be directly reproduced in paper form by such recipient through an automated process.

Section 6. Waivers of Notice. Whenever notice is required to be given under any provision of the Delaware General Corporation Law, the Certificate of Incorporation or these Bylaws, a written waiver of that notice, signed by the person entitled to that notice, or a waiver by electronic transmission by the person entitled to that notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of that meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of that meeting, to the transaction of any business because that meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of any regular or special meeting of the stockholders, Board, or Board committee need be specified in any written waiver of notice or any waiver by electronic transmission.

ARTICLE VIII

AMENDMENTS

These Bylaws may be altered, amended, or repealed, or new Bylaws may be adopted, by the stockholders or by the Board.

Exhibit D

Potter
Anderson
& Corroon LLP

1313 North Market Street
P.O. Box 951
Wilmington, DE 19899-0951
302 984 6000

www.potteranderson.com

January 19, 2007

Wal-Mart Stores, Inc.
702 S.W. 8th Street
Bentonville, AR 72716-0215

Re: Stockholder Proposal Submitted by Ms. Hilda Kaplis and Sidney K. Kay, Ph.D.

Ladies and Gentlemen:

You have requested our opinion as to certain matters of Delaware law in connection with your request that the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") grant no-action relief to Wal-Mart Stores, Inc., a Delaware corporation (the "Company"), with respect to a stockholder proposal and a statement in support thereof (the "Proposal") submitted by Ms. Hilda Kaplis and Sidney K. Kay, Ph.D. (together, the "Proponents"). The Proposal purports to impose, by stockholder action alone, qualifications for the election of members of the Board of Directors of the Company (the "Board"). The Proposal is more fully set forth in the attached Exhibit A.

In connection with your request for our opinion, we have reviewed copies of: (1) the Company's Restated Certificate of Incorporation, as amended (the "Certificate of Incorporation"), (2) the Amended and Restated Bylaws of the Company, as amended to September 21, 2006 (the "Bylaws"), and (3) the Proposal.

With respect to the foregoing documents, we have assumed (i) the authenticity of all documents submitted to us as originals and the conformity with authentic originals of all documents submitted to us as copies or forms, and (ii) that the foregoing documents, in the forms submitted to us for our review, have not been and will not be altered or amended in any respect material to our opinions as expressed herein. We have not reviewed any documents other than the documents listed above for purposes of rendering our opinion as expressed herein, and we assume that there exists no provision of any such other document that is inconsistent with our opinion expressed herein. Moreover, for purposes of rendering this opinion, we have conducted no independent factual investigation of our own, but have relied exclusively upon (i) the documents listed above, the statements and information set forth therein, and the additional matters related or assumed therein, all of which we have assumed to be true, complete and accurate in all material respects, and (ii) the additional information and facts related herein, as to which we have been advised by the Company, all of which we have assumed to be true, complete and accurate in all material respects.

Based upon and subject to the foregoing, and upon such legal authorities as we have deemed relevant, and limited in all respects to matters of Delaware law, for the reasons set forth below, it is our opinion that stockholders may not establish director qualifications by resolution and, accordingly, (1) the Proposal, if adopted and implemented, would violate the General Corporation Law of the State of Delaware (the "General Corporation Law") and (2) the Proposal is not a proper subject for stockholder action under Delaware law.

Section 141(b) of the General Corporation Law ("Section 141(b)") governs director qualifications for a Delaware corporation. That section provides that "[d]irectors need not be stockholders unless so required by the certificate of incorporation or the bylaws. The certificate of incorporation or bylaws may prescribe other qualifications for directors." Neither the Company's Certificate of Incorporation nor its Bylaws contain any provision regarding director qualifications. Consequently, director qualifications may be established only be amending the Certificate of Incorporation or the Bylaws. The Proposal does not purport to implement an amendment to the Bylaws, but would impose these qualifications by adoption of a stockholder resolution alone, and stockholders may not act unilaterally to amend the Certificate of Incorporation.[1] Thus, the implementation of the director qualifications contemplated by the Proposal would cause the Company to violate Section 141(b).

The Proposal does not propose, request, recommend or purport to effect any amendment to the Certificate of Incorporation or the Bylaws. Rather, it would put the qualifications provided therein into effect by the adoption of a resolution by a vote of the Company's stockholders. By enacting Section 141(b), the Delaware legislature has deemed qualifications for directors so basic a matter of Delaware corporate governance that it saw fit to require that those qualifications be formalized by their inclusion as a provision in one of a corporation's two basic organizational documents. In this case, the Proponents would have the stockholders do an end run around the Delaware law and adopt qualifications by resolution, thereby ignoring the very clear requirements of Section 141(b). If the proposed qualifications were adopted by such an action, they would clearly violate the requirements of Section 141(b).

Therefore, in our opinion the Proposal, if implemented, would violate Delaware law because stockholders cannot impose valid qualifications for the election of directors through a stockholder resolution.

Because the Proposal, if implemented, would violate Delaware law, it is also our opinion that it is not a proper subject for stockholder action under Delaware law. As noted above, stockholders may not act by resolution to impose qualifications on directors. Rather, they must act to amend the Bylaws or request that the Board initiate an amendment to the Certificate of Incorporation.

---

[1] Under Section 242 of the General Corporation Law, stockholders may not implement amendments to a corporation's certificate of incorporation. Rather, the Board must initiate amendments to the Certificate of Incorporation, and then submit any proposed amendments to stockholders for their approval. Accordingly, the stockholders could act directly to establish qualifications only by amendment to the Bylaws, something the Proposal does not do.

This opinion is rendered solely for your benefit in connection with the foregoing and may not be relied upon by any other person or entity, or be furnished or quoted to any person or entity for any purpose, without our prior written consent; provided that this opinion may be furnished to or filed with the Commission in connection with any correspondence with the Commission relating to the Proposal.

Very truly yours,

Potter Anderson & Corroon LLP

773174

EXHIBIT A

QUALIFICATIONS FOR DIRECTOR NOMINEES

WHEREAS Most Director Nominees come from businesses totally unrelated to the corporation to which they have been nominated to serve on its independent executive governance Board;

WHEREAS It is known, throughout the financial industry, that Presidents-CEOs, with the power vested in one person, can, and have, nominated or appointed their own Boards of Directors. John Kenneth Galbraith, the renown economist, said, "Senior Executives in the great corporations of this country set their own salaries....and stock option deals.... subject to the approval of the Board of Directors *that they have appointed.* Not surprisingly, the Directors go along". (*The Dallas Morning News*, 1-16-2000, p. 1/10J)

WHEREAS Most corporate Directors in the United States are, largely, made up of present or past Chairmen, CEOs or Presidents of other corporations who, back home, have or had the power to nominate *their own* Boards of Directors;

WHEREAS Directors, nominated in such a fashion, have been called "Puppets" by the author of this Proposal; "Flunkies" by David Broder of *The Washington Post*, and "Rubber-stampers" by Steve Hamm of *BusinessWeek* magazine;

WHEREAS Sir J.E.E. Dalberg said, "Power tends to corrupt and absolute power corrupts absolutely";

WHEREAS *ALL* the non-employee Directors, *COMBINED*, often do not own enough shares in the corporations to which they have been nominated to have genuine feelings of fiduciary responsibility to its shareholders. Their allegiance tends to be directed toward the Chairmen-CEOs-Presidents who nominated them, as revealed in the enormously distorted Compensation Packages awarded to Principal Executives *that are often totally unrelated to Performance* year after year after year.

WHEREAS NO salaried employees shall qualify as Director Nominees since their presence on the Board *truly* corrupts and destroys its function as a *totally independent executive governance body;*

WHEREAS To have a *totally* and *truly* independent executive governance Board, the Director nominees must come from sources over which Chairmen-Presidents-CEOs, and other Principal Executives in the corporation, have no control;

THEREFORE, be it RESOLVED That all Director Nominees must be:

1. Individual Investors who shall, *for at least the past three (3) years*, have been, and *currently are*, the sole owner of *at least five million dollars* ($5,000,000) of the corporation's shares, and/or

2. Individuals from Mutual, Pension, State Treasury Funds, Foundations or Brokerages holding or representing *at least two million* (2,000,000) *voting shares* in the corporation to which they seek to be nominated.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 21, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Wal-Mart Stores, Inc.
Incoming letter dated January 22, 2007

The proposal relates to requiring that each nominee for director of the company be an individual who shall, for at least the past three years, have been, and currently be the sole owner of at least five million dollars of company shares and/or an individual from mutual, pension, state treasury funds, foundations or brokerages holding or representing at least two million voting shares in the company.

We are unable to concur in your view that Wal-Mart has met its burden of establishing that Wal-Mart may exclude the proposal under rules 14a-8(i)(1) and 14a-8(i)(2). Accordingly, we do not believe that Wal-Mart may omit the proposal from its proxy materials in reliance on rules 14a-8(i)(1) and 14a-8(i)(2).

We are unable to conclude that Wal-Mart has met its burden of establishing that Wal-Mart may exclude the proposal under rules 14a-8(i)(8) and 14a-8(i)(9). Accordingly, we do not believe that Wal-Mart may omit the proposal from its proxy materials in reliance on rules 14a-8(i)(8) and 14a-8(i)(9).

Sincerely,

Rebekah J. Toton
Attorney-Adviser

END